FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2005.

Total number of pages: 108

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. On December 22, 2004, Nidec Corporation files its Interim Report (“hanki-houkokusho”) for the six months ended September 30, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

(Translation in English)
Document submitted:	“Hanki-hokokusyo” (Interim Report)
Submitted to:	Chief of the Kanto Local Finance Bureau
Submission date:	December 22, 2004
Financial Period:	From April 1 to September 30, 2004
Submitter:	Nidec Corporation
Representative:	Chairman, President and CEO Shigenobu Nagamori
Head quarter’s address:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Contact person:	Hidetoshi Matsuhashi, Director, Accounting Department
Contact address:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Institution to make available for public inspection:	Tokyo Stock Exchange, Osaka Securities Exchange

Chapter 1. Corporate Profile

Section 1. Highlight information

1. Financial highlights

(1) Consolidated Financial Highlights (¥ Millions except per share amounts, %, and number of employees)

 1. Japanese GAAP

	Financial period ended September 30,			Financial period ended March 31,
	2002	2003	2004	2003	2004
Sales (1)	146,724	158,265	-	298,641	329,003
Recurring income	6,322	12,076	-	17,816	23,676
Net income	2,616	6,413	-	6,485	11,448
Shareholders’ equity	88,212	94,294	-	90,142	104,681
Total assets	295,128	328,752	-	305,318	433,706
Shareholders’ equity per share (¥)	1,387.74	1,479.37	-	1,416.14	1,607.93
Net income per share (common) (¥) (2)	41.17	100.81	-	100.08	176.20
Net income per share(diluted) (¥) (2)	39.41	97.90	-	95.66	169.74
Shareholders’ equity/ total assets	29.9%	28.7%	-	29.5%	24.1%
Net cash provided by operating activities	11,751	15,245	-	29,224	34,234
Net cash used in investing activities	(14,246)	(23,341)	-	(29,168)	(43,591)
Net cash used in or provided by financing activities	(1,590)	7,831	-	(2,717)	37,386
Cash and cash equivalents at end of period	47,560	47,859	-	49,315	73,603
Number of employees	37,443	46,672	-	40,932	59,140
(Add temporary workers)	(5,607)	(6,287)	-	(5,632)	(9,007)

Note (1) The company has prepared this highlight information in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No. 24, 1999) from the financial period ended September 30, 2004 and interim consolidated financial statements were prepared based on U.S. GAAP. As a result, corresponding figures in the above based on Japanese GAAP are not described and filled.

Note (2) Amounts represented by millions of yen were rounded down to the nearest million yen.

Note (3) Consumption taxes are excluded from sales amount.

    2.U.S.GAAP

Financial period ended September 30,
2004
Sales (1)	236,405
Income before provision for income taxes	27,432
Net income	16,049
Shareholders’ equity	186,806
Total assets	486,010
Shareholders’ equity per share (¥)	2,644.71
Net income per share (common) (¥) (2)	233.78
Net income per share(diluted) (¥) (2)	222.39
Shareholders’ equity/ total assets	38.4%
Net cash provided by operating activities	16,786
Net cash used in investing activities	(21,507)
Net cash used in or provided by financing activities	216
Cash and cash equivalents at end of period	70,360
Number of employees	68,245
(Add temporary workers)	(9,654)

Note (1) Each figure based on U.S. GAAP for the interim period ended September 30, 2003 and for the full year ended March 31, 2004 are described in “Section 5 Financial Information 1. Consolidated Financial Statements (2) Other.”

Note (2) Amounts represented by millions of yen were rounded down to the nearest million yen.

Note (3) Consumption taxes are excluded from sales amount.

(2) Non-consolidated (¥ Millions except dividend per share, %, number of employees)

	Financial period ended September 30,			Financial period ended March 31,
	2002	2003	2004	2003	2004
Sales	66,153	59,614	59,582	129,164	118,636
Recurring income	4,033	2,381	5,909	7,252	4,785
Net income	2,874	1,801	4,934	4,965	2,695
Capital	26,473	26,647	59,122	26,485	28,994
Common stock outstanding (thousand)	63,568	63,748	70,649	63,574	65,017
Shareholders’ equity	87,050	90,125	163,716	88,039	100,125
Total assets	166,650	187,878	244,913	168,871	217,141
Dividend per share (3)	10.00	15.00	20.00	25.00	30.00
Shareholders’ equity/ Total assets	52.2%	48.0%	66.8%	52.1%	46.1%
Number of employees	1,143	1,215	1,306	1,099	1,214
(Add temporary worker)	(183)	(131)	(135)	(172)	(144)

Note (1) Until the year ended March 31, 2004, amounts represented by millions of yen were rounded down to the nearest million yen. From the interim period ended September 30, 2004, amounts represented by millions of yen were counted as one for fractions over 1/2 and disregarding the remainder.

Note (2) Consumption taxes are excluded from sales amount.

Note (3) Dividend for the period ended September 30, 2003 includes ¥2.50 of commemorative dividend related to Nidec’s 30th anniversary of the foundation.

2. General Information About Business

 From the current interim period ended September 30, 2004, interim consolidated financial statements were prepared based on U.S. GAAP as well as “Section 2 Business Results” and “Section 3 Capital Expenditures” with its scope of consolidation.

Segment information has been prepared subject to SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” and operating segments have been determined by the chief operating officer or for valuation of business performance. Our operating segments consist of 13 segments, which meet quantity requirements and are aggregable by similar economic characteristics.

The content of each segment is as follows. Categorization of these segments is the same as business segments used in the report for the interim period ended September 30, 2004 as well as the business segments represented in the footnote related to “Section 5 Financial Information 1. Consolidated Financial Statements”.

NCJ	The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.
NET	The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produces and sells hard disk drive motors.
NCD	The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.
NCT	The NCT segment comprises Nidec Taiwan Corporation, a subsidiary in Taiwan, which primarily sells DC motors and fans.
NCS	The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.
NCF	The NCF segment comprises Nidec Philippines Corporation, a subsidiary in The Philippines, which primarily produces and sells hard disk drive motors.
SNKC	The SNKC segment comprises Sankyo Seiki Mfg. Co., Ltd., a subsidiary in Japan, which primarily produces and sells micro motors and optical and electronic components.
NCPL	The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic components.
NTSC	The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile components and machinery.
NCEL	The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.
NSBC	The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.
NPMC	The NPMC segment comprises Nidec Power Motor Corporation, a subsidiary in Japan, which primarily produces and sells AC motors.
All Others	The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

There is no significant change about the contents of business of Nidec group (Nidec Corporation and its subsidiaries) for the financial period ended September 30, 2004.

3. Subsidiaries and Affiliates

There is no significant change of Nidec Corporation’s subsidiaries for the financial period ended September 30, 2004.

4. Employees

(1) Number of employees (Consolidated)

	As of September 30,2004
Business Segment	Number of employees	Average number of casual workers
NCJ	1,306	135
NET	8,990	1,851
NCD	8,011	25
NCT	29	-
NCS	583	147
NCF	5,009	2,574
SNKC	1,161	-
NCPL	888	86
NTSC	649	70
NCEL	517	124
NSBC	378	98
NPMC	403	509
All others	40,321	4,035
Total	68,245	9,654

Note (1) “Average number of casual workers” is the average number of workers for the six months ended September 30, 2004, and it is not included in the “Number of employees” above.

Note (2) The reason why the number of employees increased by 9,105 compared with the previous year is mainly due to increased production by existing production sites to meet with increased demand overseas.

(2) Number of employees (Non-consolidated)

As of September 30, 2004
Number of employees	Average number of casual workers
1,306	135

Note: “Average number of casual workers” is the average number of workers for the six months ended September 30, 2004, and it is not included in the “Number of employees” above.

(3) Labor union

Nothing significant to be reported.

Section 2. Business Results

Following “1 Overview” is described based on interim consolidated statements ended September 30, 2004 (U.S. GAAP) in “Section 5 1. Consolidated Financial Statements” and interim consolidated statements ended September 30, 2003 in “Section 5 1. Consolidated Financial Statements (2) other” (Unaudited).”

Note: An increase or a decrease compared to the same period of the previous year has been adjusted replacing the previous year’s figure based on Japanese GAAP with U.S. GAAP.

1. Overview

(1) Business Results

In the first half of the fiscal year ended March 31, 2005, while the US economy showed slight instability, economic recovery in Japan from the latter half of previous fiscal year has been firmly established and the business environment has progressed rather favorably. Our group in general was able to expand business results in conditions of an expansion of IT digital markets around the world and recovery of demand for capital investment.

As a result of a public stock offering of 5 million shares in June (in connection with this, a 620 thousand shares of allocation of new stocks to a third party was made in July), we have completed a capital increase through an approximately ¥60,000 million stock capitalization and capital surplus.

Consolidated net sales in the current interim period were ¥236,405 million, an increase of ¥117,365 million, or 98.6%, as compared to the same period of the previous fiscal year, which almost doubled. Operating income recorded ¥24,096 million, an increase of ¥12,771 million, or 112.8%, from the same period of the previous fiscal year, which also doubled. Income before provision for income taxes was ¥27,432 million, an increase of approximately ¥17,863 million from the previous interim period, which recorded a significant increase of approximately 2.9 times. Accordingly, while minority interests have also increased, net income was ¥16,049 million, an increase of about ¥7,646 million from the previous interim period and a profit increase of approximately 1.9 times.

While total net sales almost doubled from the same period of the previous fiscal year, they included ¥104,500 million from the impact of the consolidation of three group companies, Nidec Copal Corporation (“Nidec Copal”), Nidec Copal Electronics Corporation (“Nidec Copal Electronics”) and Sankyo Seiki. Excluding the said influence, increase in net sales was ¥12,800 million, which was an increase of 10.8%, as compared to the same period of the previous year. Exchange losses of approximately ¥5,000 million accrued due to the yen’s appreciation against the dollar by 7%, however, while the sales increase was about ¥17,800 million, or 15%.

Business results by segment are as follows:

(Small Precision Motors)

Net sales of “small precision motors” were ¥104,571 million, which was an increase of about ¥23,900 million, or 29.7%, from the same period of the previous fiscal year. Out of which ¥18,200 million was due to the expansion regarding the scope of consolidation and the sales increase of these companies have been included (hereinafter the same shall apply). Sales volume of HDD motors increased by 17% against the same period of the previous fiscal year, but it only increased by 5.5% in net sales. The exchange rate advanced in line with the yen’s appreciation by 7%, as compared to the same period of the previous fiscal year, and taking this into account, net sales on the basis of the dollar increased by approximately 12.5%. Further down-sizing of HDD motors was indicated in the increase in motors smaller than 1.8 inches and the sales volume of these ultra-small size motors increased by sli¥ghtly more than triple from the previous interim period. Sales volume of 2.5 inch motors increased by more than 10% from the previous interim period, but did not recover to the level of the second half of the previous fiscal year, when sales were brisk. Net sales of other DC motors recorded an increase of ¥14,000 million, or 95%, against the same period of the previous fiscal year, due to the addition of sales of Sankyo Seiki as a result of expansion regarding the scope of consolidation. Even narrowing the focus to Nidec Corporation and its direct-line subsidiaries alone, net sales steadily progressed with an increase of slightly more than 6% and sales volume increased by 20%. Sales of fan motors also enjoyed a positive effect from the expanded scope of consolidation to record a significant increase of ¥3,600 million, or 26%, as compared to the same period of the previous fiscal year. Net sales of Nidec Corporation and its direct-line subsidiaries only increased by 24%, and sales volume increased by about 7%. This is due to the fact that high-end products with a higher sales price gained a presence in the product mix.

(Mid-size motors)

Net sales of “mid-size motors” increased by approximately 12% to ¥18,697 million from the same period of the previous fiscal year. This increase was due to the increase in sales of motors for home appliances and industrial equipment. Net sales of motors for automobiles slightly decreased due to the shift to sales of motor units without electronic controllers.

(Machinery)

Net sales of “machinery” recorded a large increase by ¥24,900 million to ¥37,276 million from the same period of the previous fiscal year. Out of which ¥21,100 million were from the addition of Nidec Copal and Sankyo Seiki as a result of expansion through consolidation. The difference of ¥3,800 million was the net sales of previous consolidated companies, which increased by 31% from the same period of the previous fiscal year.

(Electronic and optical components)

The “electronic and optical components” segment is a newly appropriated business area from the current period as a result of expansion regarding the scope of consolidation. These included the products of Sankyo Seiki, Nidec Copal, Nidec Copal Electronics and Nidec Nemicon Corporation. Net sales of this segment in the current period were ¥64,964 million (Note: Products of Nidec Nemicon Corporation had been included in the “Other” segment until the previous fiscal year ended March 31, 2004).

(Other )

Net sales of the “Other” segment increased by approximately ¥2,900 million to ¥10,897 million as compared to the same period of the previous fiscal year, which largely resulted from the increase in net sales of automobile components by Nidec Tosok.

With respect to profits, operating income for the current period was ¥24,096 million, and a profit increase of about ¥12,800 million, or 112.8%. Here as well, influence was felt from the expansion regarding the scope of consolidation described in the paragraph for net sales and the amount was approximately ¥11,200 million (This profit amount includes the profit increase of the companies that became the target of consolidation). On the other hand, the impact of the yen’s appreciation was a factor in a profit decrease of about ¥1,300 million and after excluding both factors of increase and decrease, operating income increased by 26% or approximately ¥2,900 million, as compared to the previous benchmark.

An increase in operating income, excluding the said expanded scope of consolidation, contributed to a profit increase in every segment, mainly due to small precision motors. In the “small precision motors” segment, HDD motors secured a profit increase through sales of high-end lines for servers and other lines smaller than 2.5 inches and also profits expanded for other DC motors and FAN motors. In this segment, as a result of absorbing the FDB department of Sankyo Seiki, because of the adverse impact from decentralization of production to two factories and an increase in fixed costs was not fully absorbed, it became a factor for a profit decrease of about ¥900 million in the half year. Absorption and improvement of negative factors have advanced, however, and it will be nearly completed in the third quarter of this fiscal year. For “mid-size motors”, profits decreased temporarily due to increased investments in facilities in Pingfu, China, for production capacity expansions. In terms of automobile-mounted motors, earnings decreased as compared to the same six months of the previous fiscal year as a result of increases in research and development expenses. For “machinery,” small precision power presses, semiconductor inspection devices and transmissions recorded increases both in sales and income due to robust investment demand. For the “Other” segment, automobile parts continued to be in a favorable condition.

On the other hand, for operating income due to the expansion regarding the scope of consolidation, it has turned Sankyo Seiki’s operations into the black as well as expanded profit amounts at a breath against the backdrop in the expansion of digital information equipment and liquid crystal related markets and in the demand for electronic components in connection with an increase in capital investment. Operating income of Nidec Copal and Nidec Copal Electronics also increased by 17% and 30%, respectively.

Net income was ¥16,049 million, which doubled by an increase of approximately ¥7,600 million from the same period of the previous fiscal year. Other than an increase in operating income, as relates to exchange gains and losses, gains were recorded for the current interim period and losses in the previous interim period, which was a major factor in a profit increase of about ¥4,900 million.

Business results by operating segment are as follows:

(NCJ)

External sales of Nidec decreased ¥3,041 million, or 9.8%, to ¥27,910 million for the six months ended September 30, 2004. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors due to a change in sales methods for some overseas customers. Net sales of Nidec remained at approximately the same level decrease 0.1% to ¥59,582 million for the six months ended September 30, 2004. Operating profit of Nidec at approximately the same level increased 0.8% to ¥651million for the six months ended September 30, 2004.

(NET)

External sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥1,288 million, 8.7% to ¥16,062 million for the six months ended September 30, 2004 due primarily to an increase in sales of fluid dynamic bearing motors to main customers. Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥2,047 million, 8.8% to ¥25,366 million for the six months ended September 30, 2004.Operating profit increased ¥259 million, 6.7% to ¥4,097 million for the six months ended September 30, 2004.The increase in operating income resulted primarily from an increase sales and a decrease in cost of sales-depreciation calculated on the basis of declining balance method.

(NCD)

External sales of Nidec (Dalian) Limited increased ¥222 million, 584.2% to ¥260 million for the six months ended September 30, 2004. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type PCs.Net sales of Nidec (Dalian) Limited increased ¥2,965 million 18.5% to ¥19,007 million for the six months ended September 30, 2004.Operating profit increased ¥197 million 14.0% to ¥1,600 million for the six months ended September 30, 2004. The major reason for this increase in operating profit came from the increased efficiencies of scale realized by increased mass production of brushless DC fans.

(NCT)

External sales of Nidec Taiwan Corporation decreased ¥486 million, 7.7% to ¥5,804 million for the six months ended September 30, 2004 due primarily to a decrease in customer demand for brushless DC fans and DC motors. Net sales of Nidec Taiwan Corporation decreased ¥543 million, 7.9% to ¥6,361 million for the six months ended September 30, 2004.Operating profit decreased ¥93 million 44.7% to ¥115 million for the six months ended September 30, 2004 due primarily to a decrease in sales and a drop in the unit price of brushless DC fans.

(NCS)

External sales of Nidec Singapore Pte. Ltd. increased ¥1,736 million, 9.8% to ¥19,484 million for the six months ended September 30, 2004 due primarily to an increase in sales of hard disk drives spindle motors to main customers. Net sales of Nidec Singapore Pte. Ltd. increased ¥1,201 million, 6.2% from ¥19,329 million to ¥20,530 million for the six months ended September 30, 2004. Operating profit of Nidec Singapore Pte. Ltd. increased ¥144 million, 14.5% to ¥1,137 million for the six months ended September 30, 2004 due primarily to an increase in sales from the profitable manufacturing division.

(NCF)

External sales of Nidec Philippines Corporation decreased ¥133 million, 16.2% to ¥688 million for the six months ended September 30, 2004. This decrease in sales was due primarily to a decrease in sales of conventional HDD motors to a few large customers, and a main customer in Thailand purchased fluid dynamic bearing motors from Nidec Electronics (Thailand) Co. Ltd. instead. Net sales of Nidec Philippines Corporation decreased ¥510 million, 4.9% to ¥9,912 million for the six months ended September 30, 2004. Operating profit of Nidec Philippines Corporation decreased from ¥581 million for the six months ended September 30, 2003 to a negative ¥203 million for the six months ended September 30, 2004. This decrease was due primarily to a decrease in sales. And the adverse impact from decentralization of production to two factories as a result of absorbing the FDB department of Sankyo Seiki Mfg. Co., Ltd.

(SNKC)

External sales, net sales and operating profit of Sankyo Seiki Mfg. Co., Ltd. were ¥33,266 million, ¥42,933 million and ¥3,276 million, respectively, for the six months ended September 30, 2004. Sankyo Seiki Mfg. Co., Ltd. has been consolidated since February 2004.

(NCPL)

External sales, net sales and operating profit of Nidec Copal Corporation were ¥29,033 million, ¥33,859 million and ¥1,656 million, respectively, for the six months ended September 30, 2004. Nidec Copal Corporation has been consolidated since February 2004.

(NTSC)

External sales of Nidec Tosok Corporation increased ¥1,965, 19.8% to ¥11,912 million for the six months ended September 30, 2004 due primarily to an increase in sales of automobile parts and semiconductor fabrication equipment. Net sales of Nidec Tosok Corporation increased ¥2,077 million, 20.3% to ¥12,291 million for the six months ended September 30, 2004. Operating profit increased ¥32 million, 5.0% from ¥645 million to ¥677 million for the six months ended September 30, 2004. The reason of the lower increased percentage compared to the sales growth rate was due primarily to an increase in research and development expenses related to automobile parts and in cost of sales-depreciation of tangible fixed assets related to the head office.

(NCEL)

External sales, net sales and operating profit of Nidec Copal Electronics Corporation were ¥9,851 million, ¥11,043 million and ¥1,768 million, respectively, for the six months ended September 30, 2004. Nidec Copal Electronics Corporation has been consolidated since January 2004.

(NSBC)

External sales of Nidec Shibaura Corporation at approximately the same level decreased 0.8% to ¥8,098 million for the six months ended September 30, 2004. Net sales of Nidec Shibaura Corporation increased ¥2,851 million, 30.6% to ¥12,161 million for the six months ended September 30, 2004. Operating profit increased 48.5% to ¥631 million for the six months ended September 30, 2004. The major reason for this increase in operating profit came from an increase in sales of machines from the trading division and mid-size motors and the increased efficiencies of scale realized by increased mass production of mid-size motors.

(NPMC)

External sales of Nidec Power Motor Corporation increased ¥1,298 million,32.8% to ¥5,253 million for the six months ended September 30, 2004 due primarily to an increased demand for AC motors across industries.Net sales of Nidec Power Motor Corporation increased ¥1,409 million, 35.1% to ¥5,427 million for the six months ended September 30, 2004. Operating profit of Nidec Power Motor Corporation increased 163.7% to ¥298 million for the six months ended September 30, 2004. This was due primarily to an increase in sales and a successful shift of production to China.

(Other)

Within the All Others segment, external sales increased ¥42,435 million, 161.1% to ¥68,784 million for the six months ended September 30, 2004. Net sales increased ¥92,571 million, 163.3% to ¥ 149,266 million for the six months ended September 30, 2004.Operating profit also increased 157.2% to ¥8,291 million for the six months ended September 30, 2004.The major reason for their increase in sales and operating profit came from our newly consolidated subsidiaries. And excluding the contribution from these newly consolidated subsidiaries, net sales and operating profit increased ¥15,039 million and ¥1,497 million, respectively, mainly due to the expansion in production capacity and improvement in profitability in Nidec (Dongguan) Corporation and Nidec (Zhejiang) Corporation.

Business results of each geographical segment market are as follows:

(Japan)

Sales in Japan increased ¥83,861 million, 132.1% to ¥147,320 million compared with the same period of the previous year. The major reason for their increase came from our newly consolidated subsidiaries. And excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥2,600 million. Due to an expansion of IT digital markets around the world and recovery of demand for capital investment, Net sales in each domestic segment increased steadily.

(North America)

Sales in North America increased ¥1,710 million 67.5% to ¥4,245 million compared with the same period of the previous year. Due to an increase of our newly consolidated subsidiaries, sales in North America increased ¥2,300 million. And excluding the contribution from these newly consolidated subsidiaries, net sales decreased ¥600 million. The major reason for their decrease came from a change in sales methods

(Singapore)

Sales in Singapore increased ¥10,492 million, 59.1% to ¥28,240 million compared with the same period of the previous year. The major reason for their increase came from our newly consolidated subsidiaries. And excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥1,700 million, mainly due to increase small precision motors.

(Thailand)

Sales in Thailand increased ¥2,485 million, 15.2% to ¥18,884 million compared with the same period of the previous year. The reason for their increase came from our newly consolidated subsidiaries. And excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥1,600 million, mainly due to increase small precision motors.

(Philippines)

Sales in Philippines increased ¥1,870 million, 226.3% to ¥2,697 million compared with the same period of the previous year. The reason for their increase came from our newly consolidated subsidiaries. And excluding the contribution from these newly consolidated subsidiaries, net sales decreased slightly.

(China)

Sales in China increased ¥10,770 million, 133.1% to ¥6,149 million compared with the same period of the previous year. The major reason for their increase came from our newly consolidated subsidiaries. And excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥4,100 million, due to increase mainly Small precision motors, Mid-size motors and Machinery in China.

(Other)

Sales in other regions increased ¥10,798 million, 80.3% to ¥24,249 million compared with the same period of the previous year. The major reason for their increase came from our newly consolidated subsidiaries. And excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥2,000 million, due to increase mainly Small precision motors, Mid-size motors and Machinery.

(2) Cash Flow

Balance of cash and cash equivalents at the end of the current interim period ended September 30, 2004 was ¥70,360 million, a decrease of ¥3,032 million from the end of the previous fiscal year ended March 31, 2004.

“Cash flow from operating activities” totaled ¥16,786 million. This was an increase of ¥3,380 million, as compared to the same period of the previous fiscal year. In the current interim period, net income recorded ¥16,049 million, which was a large increase of ¥7,646 million from the same period of the previous fiscal year. In addition, for non-cash income, depreciation expenses and minority interest income and equity in net income of affiliated companies increased by ¥9,657 million and exchange gain recorded a cash outflow of ¥3,055 million, the total of which became an income increase of approximately ¥14,200 million. On the other hand, expenses of about ¥7,300 million due to a JIT and our newly consolidated subsidiary’s inventory increase and other items increased expenses of ¥3,600 million.

“Cash flow from investing activities” recorded outflow of ¥21,507 million. Out of which capital investment outflow was approximately ¥17,792 million. In addition, investment in subsidiaries recorded approximately ¥8,091 million. Capital investment increased by ¥10,700 million from the same period of the previous fiscal year.

“Cash flow from financing activities” totaled ¥216 million. Cash inflow by capital increase through public offerings, etc., was ¥59,907 million and repayment of short-term borrowings was ¥56,841 million while repayment of long-term borrowings was ¥1,813 million.

2. Production, Orders Received and Sales

(1) Production by Business Segment

Production by business segment for the interim period ended September 30, 2004 is as follows.

From the interim period ended September 30, 2004, business segments were subject to SFAS 131 and an increase or a decrease compared to the same period of the previous year has been adjusted replacing the previous year’s figure based on Japanese GAAP with U.S. GAAP. (Categorization by business segment in “Orders by Business Segment” and “Sales by Business Segment” is the same as above.)

Business Segment	Amount (¥ Million)	Change compared to previous period (%)
NCJ	3,897	94.9
NET	26,227	105.4
NCD	21,905	119.0
NCT	-	-
NCS	7,673	113.5
NCF	11,034	93.8
SNKC	33,795	-
NCPL	32,090	-
NTSC	12,044	121.8
NCEL	9,738	-
NSBC	2,101	54.3
NPMC	5,378	135.3
All Others	72,674	223.5
Total	238,556	205.4

Note (1) Amounts are based on selling price to customer and intersegment sales are not eliminated.

Note (2) Consumption taxes are excluded from the amounts above

Note (3) Nidec Shibaura Corporation (NSBC) decreased production compared with the same period of the previous year, due to transferring to oversea. Including transference, Nidec Shibaura Corporation (NSBC) increased production compared with the same period of the previous year

Note (4) Productions before changing business Segment are as follows:

Business Segment	Amount (¥ Million)	Change compared to previous period (%)
Small precision motors	104,515	133.3
Mid-size motors	18,248	112.4
Machinery	39,934	317.6
Other	75,859	846.2
Total	238,556	205.4

(2) Orders by Business Segment

Business Segment	Orders received for the period (¥ Million)	Change compared to previous period (%)	Outstanding orders as of September 30, 2004 (¥ Million)	Change compared to previous period (%)
NCJ	27,860	95.2	10,227	107.2
NET	18,295	125.1	7,951	139.4
NCD	334	785.4	184	1,036.9
NCT	6,838	101.7	2,850	133.8
NCS	21,879	132.3	8,551	149.6
NCF	697	97.2	212	103.4
SNKC	34,039	－	14,681	－
NCPL	29,753	－	9,350	－
NTSC	13,399	134.8	7,453	134.3
NCEL	9,877	－	2,791	－
NSBC	6,746	94.0	2,084	88.0
NPMC	5,523	136.0	2,270	163.2
All Others	70,577	242.7	19,827	202.4
Total	245,817	208.1	88,431	208.5

Note (1) Intersegment orders are eliminated.

Note (2) Consumption taxes are excluded from the amounts above.

Note (3) Orders before changing business segment are as follows:

Business Segment	Orders received for the period (¥ Million)	Change compared to previous period (%)	Outstanding orders as of September 30, 2004 (¥ Million)	Change compared to previous period (%)
Small precision motors	109,137	136.5	39,600	140.9
Mid-size motors	17,127	114.6	5,911	118.2
Machinery	42,500	318.4	23,404	451.7
Other	77,053	775.8	19,516	472.4
Total	245,817	208.1	88,431	208.5

(3) Sales by Business Segment

Business Segment	Amount (¥ Million)	Change compared to previous period (%)
NCJ	27,910	90.2
NET	16,062	108.7
NCD	260	684.2
NCT	5,804	92.3
NCS	19,484	109.8
NCF	688	83.8
SNKC	33,266	-
NCPL	29,033	-
NTSC	11,912	119.8
NCEL	9,851	-
NSBC	8,098	99.2
NPMC	5,253	132.8
All Others	68,784	261.1
Total	236,405	198.6

Note (1) Intersegment sales are eliminated.

Note (2) Consumption taxes are excluded from the amounts above.

Note (3) Sales before changing business segment are as follows:

Business Segment	Amount (¥ Million)	Change compared to previous period (%)
Small precision motors	104,571	129.7
Mid-size motors	18,697	112.2
Machinery	37,276	302.3
Other	75,861	805.3
Total	236,405	198.6

3. Challenges and Issues

There has been no change in the important matters the company has to address since the description provided for the financial year ended March 31, 2005.

4. Material Contractual Agreement

There has been no change in the important matters the company has to address since the description provided for the financial year ended March 31, 2005.

5. R&D Activities

The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology.

Under the policy, each R&D division of Nidec Corporation and its consolidated subsidiaries develops new businesses through mutual technological synergies and strives to create potential growth businesses in a timely manner, in addition to creating new products and conducting research for advanced technical development.

The Nidec group incurred research and development expenses of ¥12,308 million for the year ended March 31, 2004. R&D activities and expenses by business segments are as follows:

(a) NCJ

For R&D activities in this segment, the Central Development Technical Research Laboratory has responsibility, in addition to basic and applied research, for research and development of new products and technical support and assistance and for starting production and improvements in quality for new products of HDD spindle motors. R&D activities in relation to mass production and quality improvements in mid-size motors for automobiles and small precision motors other than HDD spindle motors are carried out at the Shiga Technical Development Center. The Nagano Technical Development Center and Tottori Technical Development Center are responsible for R&D activities in relation to mass production and quality improvements in HDD spindle motors and small precision fan, respectively. Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥7,221 million.

(b) NCS

R&D activities in this segment have responsibility for research and development of HDD spindle motors to meet market needs in timely manner.

Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥122 million.

(c) SNKC

R&D activities in this segment have responsibility for research and development of intelligent mechanism products, which have combined fine mechatronics and software, coupled with development of ultra-precision processing technology. These activities include research and development of each of the following fields of multimedia equipment, information accessory equipment such as computers, industrial equipment, home electronics and housing equipment.

Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥2,035 million.

(d) NCPL

R&D activities in this segment have responsibility for research and development of optical parts, small precision motors and laboratory systems equipment and focus on research and development of new technology and new products with plans for expanding its business area and cutting edge products, for digital still cameras and mobile phones.

Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥1,590 million.

(e) NTSC

R&D activities in this segment have responsibility for research and development of automobile parts,, semiconductor production equipment and testing equipment. With regard to automobile parts, focus is placed on the research and development of auto speed drives, variable speed drives and hydro-pneumatic accumulator products to upgrade functions, and quality and to strengthen international price competitiveness. With regard to semiconductor production equipment and testing equipment, focus is placed on research and development of expanding market share by introducing new products as well as improving performance and upgrading the existing product line with multifunctional capabilities.

 Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥518 million.

(f) NCEL

R&D activities in this segment have responsibility for research and development of electric circuit parts, pressure sensors and actuators with the aim of expanding market share and upgrading the existing product line as well as developing new products.

Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥416 million.

(g) NSBC

R&D activities in this segment have responsibility for research and development of mid-size motors for automobiles, industrial equipment and household appliances.

Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥64 million.

(h) NPMC

R&D activities in this segment have responsibility for research and development of mid-size motors for industrial equipment.

Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥9 million.

(i) All Others

R&D activities in this sector segment have responsibility for research and development of machinery, electrical parts and optical parts.

Research and development expenses in this segment for the interim period ended September 30, 2004 were ¥33 million.

R&D activities for the “NET(Nidec Electronics (Thailand) Co., Ltd )” and “NCD(Nidec (Dalian) Limited )” segments are not performed.

Section 3. Capital Expenditures

1. Major Tangible Fixed Assets

For the period ended September 30, 2004, significant change is nothing in major tangible fixed assets of Nidec Corporation and its subsidiaries.

2. Completion of Planned Capital Expenditures or Planned Disposal

(1) Significant expansion of equipment or repair completed during the period ended September 30, 2004 which was under consideration as of March 31, 2004 are as follows:

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)	Completion date	Added production capacity
Nidec Corporation, Shiga Technical Center (Echigawa-cho, Echi-gun, Shiga, Japan )	NCJ	Research and development equipment for small precision DC motors and mid-size motors	42	September, 2004	-
Sankyo Seiki Mfg. Co., Ltd (Shimosuwa-cho, Suwa-gun, Nagano, Japan )	SNKC	Land, manufacturing equipment for small precision motors and industrial machinery, equipment for research and development	5,383	September, 2004	-
Nidec Copal Corporation (Itabashi-ku, Tokyo, Japan )	NCPL	Manufacturing equipment for small precision DC motors, FA related equipment and optical component	1,296	September, 2004	-
Nidec Tosok Corporation (Zama-shi, Kanagawa, Japan )	NTSC	New Head Office Building	2,952	July, 2004	-
Nidec Copal Electronics Corporation (Shinjuku-ku, Tokyo, Japan )	NCEL	Manufacturing equipment for electronic circuit parts and pressure sensor	481	September, 2004	-
Nidec Power Motor Corporation (Iizuka-city, Fukuoka, Japan )	NPMC	Manufacturing equipment for mid-size motors	68	September, 2004	-
Nidec Electronics (Thailand) Co., Ltd. (Ayutthaya, Thailand )	NET	Manufacturing equipment for small precision DC motors	1,554	September, 2004	-
Nidec Precision (Thailand) Co., Ltd. (Ayutthaya, Thailand)	NET	Manufacturing equipment for parts of small precision DC motors	305	September, 2004	-
Nidec (Dalian) Limited (Dalian, Liaoyang, China )	NCD	Manufacturing equipment for small precision DC motors and small precision fans	782	September, 2004	-
Nidec Philippines Corporation (Laguna, Philippines )	NCF	Manufacturing equipment for small precision DC motors	954	September, 2004	-
Nidec Precision Philippines Corporation (Laguna, Philippines )	NCF	Manufacturing equipment for parts of small precision DC motors	200	September, 2004	-

Nidec Hi-Tech Moter (Thailand) Co., Ltd. (Pathumtani, Thailand )	Others	Manufacturing equipment for small precision DC motors	521	September, 2004	-
Nidec Subic Philippines Corporation (Subic, Philippines )	Others	Manufacturing equipment for small precision DC motors	271	September, 2004	-
Nidec (Zhejiang) Corporation (Pinghu, Zhejiang, China )	Others	Manufacturing equipment for small precision DC motors	289	September, 2004	-
Nidec Tosok (Vietnam) Co., Ltd. (Ho Chi Minh City, Vietnam )	Others	Manufacturing equipment for small precision fans and automobile parts	723	September, 2004	-
Nidec Copal (Thailand) Co., Ltd. (Pathumtani, Thailand )	Others	Manufacturing equipment for shutters and mobile components	566	September, 2004	-
Nidec Copal Electronics (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China )	Others	Manufacturing equipment for actuators	349	September, 2004	-
Nidec Shibaura (Zhejiang) Corporation (Pinghu, Zhejiang, China )	Others	Manufacturing equipment for mid-size motors	1,249	September, 2004	-
Nidec Shibaura Electronics (Thailand) Co., Ltd. (Pathumtani, Thailand )	Others	Manufacturing equipment for mid-size motors	276	September, 2004	-
Nidec System Engineering (Zhejiang) Corporation (Pinghu, Zhejiang, China )	Others	Machine tools and manufacturing equipment for measuring	64	September, 2004	-

Note: Consumption taxes are excluded from the amounts shown above.

(2) New capital investment plans decided during the period ended September 30, 2004 are as follows.

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)		Financing method	Time of commencement and expected completion	Added production capacity planned
Sankyo Seiki Mfg. Co., Ltd (Shimosuwa-cho, Suwa-gun, Nagano, Japan )	SNKC (Sankyo Seiki Mfg. Co., Ltd )	New plant for related business to system equipment	Total Paid	237 85	Owned funds	Start: August, 2004 Completion: November, 2004	200 equipments per month increase
Nidec Copal Precision Parts Corporation (Itabashi-ku, Tokyo, Japan )	Others	Equipment for metallic exterior coats and etc	Total Paid	330 10	Owned funds	Start: September, 2004 Completion: January, 2005	-
Nidec Copal Electronics (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China )	Others	Manufacturing equipment for actuators	Total Paid	304 -	Owned funds	Start: October, 2004 Completion: March, 2005	-

Note: Consumption taxes are excluded from the amounts shown above.

Section 4. Our Corporate Stock and Directors

1. Common Stock

(1) Total common stock

(a) Total common stock

Authorized total common stock issued and outstanding: 240,000,000 shares

(b) Number of shares outstanding as of September 30,2004: 70,649,665 shares

Number of shares outstanding as of December 22, 2004: 70,661,776 shares

Common stock is listed on Tokyo Stock Exchange (1st section), Osaka Stock Exchange (1st section) and New York Stock Exchange.

Note: Shares exercised preemptive rights (included shares converted from convertible bonds based on old Japanese Commercial Code) from December 1, 2004 to the date when this report submitted does not reflect number of shares in the above shares.

(2) Common stock preemptive right

(a) Common stock preemptive rights and corporate bond with stock preemptive rights

Nidec Corporation issued common stock preemptive rights according to the conditions of the Japanese Commercial Law Article 280, 20 and Article 280, 21, as follows.

1) The resolution of the annual general meeting of shareholders on June 26, 2002

	As of September 30, 2004	As of November 30, 2004
Number of common stock preemptive rights	2,716	2,610
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	271,600 shares	261,000 shares
Amount to be paid on exercise of a preemptive right	¥7,350/share	¥7,350/share
Period to exercise preemptive rights	from July 1, 2004 to June 30, 2007	from July 1, 2004 to June 30, 2007
Price of shares issued by the exercise of preemptive rights	¥7,350/share	¥7,350/share
Amount to be capitalized by the exercise of preemptive rights	¥3,675/share	¥3,675/share
Terms and conditions for exercising preemptive rights

a) The person who has preemptive right should be either Dicector, Corporate Auditor or employee of Nidec Corporation or any of its consolidated subsidiaries or contractant for advisor contract with Nidec Corporation or any of its consolidated subsidiaries.

b) When the person who has preemptive right dies, preemptive right is not permitted to be exercised by inheritors.

c) Pledge or any kind of disposal of preemptive right is not permitted.

d) Other terms and conditions shall be determined in the contract for preemptive rights between Nidec Corporation and entitled Directors, Corporate Auditors and employees.

a) The person who has preemptive right should be either Dicector, Corporate Auditor or employee of Nidec Corporation or any of its consolidated subsidiaries or contractant for advisor contract with Nidec Corporation or any of its consolidated subsidiaries.

b) When the person who has preemptive right dies, preemptive right is not permitted to be exercised by inheritors.

c) Pledge or any kind of disposal of preemptive right is not permitted.

d) Other terms and conditions shall be determined in the contract for preemptive rights between Nidec Corporation and entitled Directors, Corporate Auditors and employees.

Transfer of preemptive rights	Not permitted.	Not permitted.

Nidec Corporation issued common stock preemptive rights according to the conditions of the Japanese Commercial Law Article 341, 2, as follows.

2) The resolution of the board of director on September 30, 2003 (the Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008)

	As of September 30, 2004	As of November 30, 2004
Balance of convertible bonds	¥30,000 million	¥30,000 million
Number of common stock preemptive rights	15,000	15,000
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	2,234,483 shares	2,234,483 shares
Amount to be paid on exercise of preemptive right per share	¥13,828.70 /share	¥13,828.70 /share
Period to exercise preemptive rights	From October 31, 2003 to October 3, 2008	From October 31, 2003 to October 3, 2008
Price of shares issued by the exercise of preemptive rights	¥13,828.70 /share	¥13,828.70 /share
Amount to be capitalized by the exercise of preemptive rights	¥6,915 /share	¥6,915 /share
Terms and conditions for exercising preemptive rights	In the event the Bonds are accelerated for Nidec, thereafter Stock Acquisition Rights shall not be exercised and each Stock Acquisition Right shall not be partially exercised.	In the event the Bonds are accelerated for Nidec, thereafter Stock Acquisition Rights shall not be exercised and each Stock Acquisition Right shall not be partially exercised.
Transfer of preemptive rights	Not available	Not available

(b) The balance of convertible bond and included in capital and paid-in capital for the period ended September 30, 2004 are as follows;

	As of September 30,2004
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,798.90 for one common share, redeemable before due date	9,264	6,798.90	3,400

The balance of convertible bond and included in capital and paid-in capital for the period ended November 30, 2004 are as follows;

	As of November 30, 2004
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,798.90 for one common share, redeemable before due date	9,251	6,798.90	3,400

(3) Changes in outstanding common shares and capital

Period	Increase or decrease of outstanding common shares	Total outstanding common shares	Increase or decrease of capital (¥ million)	Capital account (¥ million)	Increase or decrease of paid-in capital (¥ million)	Balance of paid-in capital (¥ million)
From April 1, 2004 to June 17, 2004 (Note 1)	292	65,018,190	1	28,996	1	33,225
June 17,2004 (Note 2)	5,000,000	70,018,190	26,765	55,761	26,758	59,983
From June 18, 2004 to July 15, 2004 (Note 3)	2,328	70,020,518	8	55,769	8	59,991
July 15,2004 (Note 4)	620,000	70,640,518	3,319	59,088	3,318	63,309
From July 16, 2004 to September 30, 2004 (Note 5)	9,147	70,649,665	34	59,122	34	63,343

Note (1) An increase due to conversion of convertible bond.

Note (2) An increase due to public offering of new shares by bookbuilding formula.

Offering price (¥)	11,041/share
Issue Price (¥)	10,704.70/share
Amount to be capitalized (¥)	5,353/share
Total amount to be paid (¥ million)	53,523

Note (3) An increase due to exercise of preemptive rights and conversion of convertible bond.

Note (4) An increase due to allocation of new stocks to a third party.

(secondary offering of new shares upon exercise of over-allotment option)

Issue price (¥)	10,704.70/share
Amount to be capitalized (¥)	5,353/share
Underwriting group	Mitsubishi Securities Co., Ltd.
Total amount to be paid (¥ million)	6,637

Note (5) An increase due to exercise of preemptive rights and conversion of convertible bond.

Note (6) Total outstanding common shares, capital, and paid-in capital increased by 12,111 shares, ¥44 million, ¥44 million, respectively, due to exercise of preemptive rights and conversion of convertible bond October 1, 2004 to November 30, 2004.

(4) Principal shareholders

Shareholders	Address	Number of shares owned (thousand)	Percentage of total stock outstanding (%)
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	7,007	9.92
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-Chome, Minato-ku Tokyo	6,870	9.73
Shigenobu Nagamori	2-27, Oe Tsukahara-cho, Nishikyo-ku, Kyoto	5,971	8.45
S·N Kohsan Ltd.	518, Akinono-cho, Nijyo-sagaru Karasuma-tori Nakagyo-ku, Kyoto	4,433	6.28
The Kyoto Bank, Ltd.	700, Yakushimae-cho, Matsuhara-noboru Karasuma-tori Shimogyo-ku, Kyoto	2,904	4.11
Trust & Custody Services Bank, Ltd.	Harumi Island Triton square office tower, 8-12, Harumi 1-chome chuo-ku, Tokyo	2,389	3.38
The Dai-Ichi Mutual Life Insurance Company	13-1, Yuraku-cho 1-chome, chiyoda-ku, Tokyo	2,380	3.37
Nippon Life Insurance Company	In Nihon Life Stock Administration Department 2-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	1,756	2.49
Meiji Yasuda Life Insurance Company	9-1, Nishishinjyuku 1-chome, shinjyuku-ku, Tokyo	1,731	2.45
The Chase Manhattan Bank	Woolgate House. Coleman Street London EC2P 2HD, England	1,668	2.36
	Total	37,114	52.53

Note (1) The following number of shares are held by the above shareholders in relation to their trustee business.

Japan Trustee Service Bank, Ltd.	7,007	thousand shares
The Master Trust Bank of Japan, Ltd.	6,870	thousand shares
Trust & Custody Services Bank, Ltd.	2,389	thousand shares

Note (2) Jardine Fleming Investment Trust and Advisory Company Limited (now J.P. Morgan Fleming Asset Management (Japan) Limited) filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 13, 2001 with the Kanto Local Finance Bureau, and Nidec Corporation has also received information to the effect that Jardine Fleming Investment Trust and Advisory Company Limited held 2,494,000 shares of Nidec Corporation as of March 31, 2001. However, as Nidec Corporation could not confirm the said shareholding as at the end of this interim period, such information is not included in this report. However, the content of said report is as follows.

Major shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
JF Asset Management Limited	1 Connaught Place, Central, Hong Kong	1,206,700	1.89
Chase Fleming Asset Management (UK) Limited	10 Aldermanbury, London EC2V 7RF,England	1,600	0.00
Jardine Fleming Investment Trust and Advisory Company Limited	Daiwa Life Building 1-7,1-chome, Uchisaiwai-cho, chiyoda-ku, Tokyo	1,285,800	2.02

Note (3) Goldman Sachs Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated March 8, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Goldman Sachs Limited held 2,383,000 shares of Nidec Corporation as of February 28, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. The content of the report made by Goldman Sachs Limited is as follows.

Shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
Goldman Sachs Japan Limited	Romasco Place at Wickhams Cay 1, Box 3140, Road Town, Tortola, British Virgin Islands (ARK Mori Building,1-12-32,Akasaka Minato-ku, Tokyo)	655,700	1.03
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	781,700 *(289,096)	1.22 *(0.45)
Goldman, Sachs & Co.	85 Broad Street, New York, New York 10004, USA	636,400	1.00
Goldman Sachs Investments Company	Akasaka Tameike Tower, 2-17-7, Akasaka Minato-ku, Tokyo	10,600	0.02
Goldman Sachs Princeton LLC	701 Mount Lucas Road, Princeton, NJ08540, U.S.A.	10,000	0.02

* Figures in parenthesis in “Number of shares owned” and ” Percentage of total stock outstanding” are not included in the respective figures shown above, and they are related to the latent shares to be issued for convertible bonds and the rate of the number of latent shares against those of outstanding shares.

Note (4) Fidelity Investments Japan Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 15, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Fidelity Investments Japan Limited held 3,023,000 shares of Nidec Corporation as of March 31, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. However, the content of said report is as follows;

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Fidelity Investments Company	1-8-8,Shinkawa chuo-ku, Tokyo	3,023,800	4.75

Note (5) Capital Guardian Trust Company, Capital International Limited, Capital International Inc and Capital International S.A filed a “Report of Substantial Shareholding/Change of Shareholders” dated May 15, 2004 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that their companies held 2,750,000 shares of Nidec Corporation as of April 30, 2004. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. However, the content of said report is as follows;

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Capital Guardian Trust Company	11100 Santa Monica Boulevard,15th Fl., Los Angeles,CA90071, U.S.A	1,920,200	2.95
Capital International Limited	25 Bedford Street, London WC2E 9HN, England	301,900	0.46
Capital International Inc	11100 Santa Monica Boulevard,15th Fl., Los Angeles,CA90025, U.S.A	494,300	0.76
Capital International S.A	3 Place des Bergues, 1201 Geneva, Switzerland	33,600	0.05

(5) Voting rights

(a) Outstanding shares

			As of September 30, 2004
Category	Shares	Number of voting rights	Contents
Shares without voting rights	-	-	-
Shares with limited voting rights (Treasury stock)	-	-	-
Shares with limited voting rights (Other)	-	-	-
Shares with full voting right (Treasury stock)	Common stock 15,700	-	Standard shares without any limitation
Shares with full voting right (Other)	Common stock 70,555,200	705,552	- ditto -
Shares less than one unit	Common stock 78,765	-	- ditto -
Total shares outstanding	70,649,665	-	-
Voting rights of total shareholders	-	705,552	-

Note: In the column of “Shares with full voting rights (other),”, 11,300 shares under the name of Japan Securities Depository Center, Inc. and 100 shares under the name of Nidec Shimpo Corporation were included. Also 113 voting rights related to Shares with full voting rights under the name of Japan Securities Depository Center, Inc. and voting rights under the name of Nidec Shimpo Corporation were included. Nidec Shimpo Corporation was not substantially in possession of 100 shares or voting rights under the name of Nidec Shimpo Corporation.

(b) Treasury stock

				As of September 30, 2004
Shareholders’ name	Shareholders’ address	Owned shares with self-addressed	Owned shares under other person’s name	Total owned shares	Percentage of common stock outstanding (%)
Nidec Corporation	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan	15,700	-	15,700	0.02
Total		15,700	-	15,700	0.02

2. Price Range of Our Shares

The following table sets forth the closing high and low sales price per share on the Osaka Securities Exchange.

	April, 2004	May, 2004	June, 2004	July, 2004	August, 2004	September, 2004
High (¥)	12,480	12,100	11,800	11,180	10,850	11,420
Low (¥)	10,660	11,190	10,810	9,500	9,700	10,460

3. Directors

Changes related to the directors since the submission date of the financial report of the previous term until the submission date of this interim report are as follows:

(1) New director

None

(2) Retired director

None

(3) Changed position or division of duties

Newly appointed	Former post and responsibility	Name	Date of transfer
Director In charge of Corporate Planning, Intellectual Property, Legal Affairs and International Business Administration Department	Director In charge of Corporate Planning, Intellectual Property, Legal Affairs and International Business Administration Department Director of International Business Administration Department	Tadaaki Hamada	July 1, 2004

Section 5 Financial information

1. Preparation of consolidated financial statements and non-consolidated financial statements

(1) We prepared interim consolidated financial statements for the period ended September 30, 2004 in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Ordinance No. 24, 1999) Article 81 and generally accepted accounting principles in the United States.

Consolidated financial information (unaudited) based on U.S. GAAP related to the previous interim consolidated financial statements for the period ended September 30, 2003 and the previous consolidated financial statements for the year ended March 31, 2004 were prepared in “Section 5 Financial information 1. Consolidated Financial Statements (2) other” and made to be comparable.

(2) The company prepared the interim non-consolidated financial statements in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

The interim non-consolidated financial statements for the previous interim accounting period (from April 1, 2003 to September 30, 2003) were prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” before the revision and the interim non-consolidated financial statements for the current interim accounting period (from April 1, 2004 to September 30, 2004) were prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” after the revision.

2. Independent Accountants Report

The interim consolidated/non-consolidated financial statements for the previous interim accounting period (from April 1, 2003 to September 30, 2003) and the current interim accounting period (from April 1, 2004 to September 30, 2004) were reviewed by ChuoAoyama Audit Corporation in accordance with article 193-2 of the Securities and Exchange Law of Japan.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Japanese GAAP)

	(¥ Million)
Assets	September 30		September 30		March 31
	2003		2004		2004
	Amount	%	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥48,076		-		¥74,487
Notes and accounts receivable	83,785		-		117,896
Marketable securities	258		-		217
Inventories	25,789		-		42,262
Deferred income taxes	4,625		-		2,778
Other current assets	9,712		-		8,906
Allowance for doubtful accounts	(480)		-		(624)
Total current assets	171,767	52.2	-	-	245,925	56.7
Fixed assets:
Tangible assets (Note 1)	115,370		-		138,610
Buildings and structures (Note 5)	33,762		-		38,131
Machinery and vehicles	34,051		-		41,806
Tools, furniture and fixtures	11,845		-		14,564
Land (Note 4. 5)	33,282		-		36,726
Construction in progress	2,429		-		7,383
Intangible assets	8,789		-		24,866
Difference between net assets of consolidated subsidiaries and investment cost	8,021		-		24,071
Other intangible assets	768		-		794
Investments and other assets	32,810		-		24,303
Investment securities (Note 5. 6)	25,164		-		15,472
Deferred income taxes	4,006		-		4,016
Others	4,292		-		5,560
Allowance for doubtful accounts	(652)		-		(745)
Total fixed assets	156,970	47.8	-	-	187,779	43.3
Deferred charges	13	0.0	-	-	0	0.0
Total assets	¥328,752	100.0	-	-	¥433,706	100.0

(¥ Million)
Liabilities and Shareholders’ Equity	September 30		September 30		March 31
	2003		2004		2004
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥55,640		-		¥83,961
Short-term borrowings (Note 5)	76,724		-		86,944
Current portion of long-term debt (5)	2,159		-		1,650
Current portion of convertible bond	4,698		-		-
Income taxes payable	3,160		-		3,790
Deferred income taxes	0		-		48
Accrued bonus to employees	3,832		-		4,670
Other current liabilities	25,573		-		23,489
Total current liabilities	171,789	52.3	-	-	204,554	47.2
Non-current liabilities:
Corporate bonds	-		-		30,000
Convertible bonds	9,278		-		9,274
Long-term debt (Note 5)	3,410		-		3,008
Deferred income taxes	1,718		-		2,730
Accrued severance and benefit costs	8,918		-		25,701
Accrued retirement benefit to directors	1,179		-		1,921
Other non-current liabilities	1,561		-		2,524
Total non-current liabilities	26,067	7.9	-	-	75,161	17.3
Total liabilities	197,857	60.2	-	-	279,716	64.5
Minority interests	36,600	11.1	-	-	49,308	11.4
Shareholders’ equity:
Common stock	26,647	8.1	-	-	28,994	6.7
Additional paid-in capital	26,522	8.0	-	-	32,378	7.4
Retained earnings	49,611	15.1	-	-	53,639	12.4
Land revaluation reserve (Note 4)	(701)	(0.2)	-	-	(701)	(0.2)
Net unrealized loss on securities	605	0.2	-	-	1,966	0.4
Foreign currency translation adjustment	(8,318)	(2.5)	-	-	(11,473)	(2.6)
Treasury stock	(73)	(0.0)	-	-	(123)	(0.0)
Total shareholders’ equity	94,294	28.7	-	-	104,681	24.1
Total liabilities and shareholders’ equity	¥328,752	100.0	-	-	¥433,706	100.0

Consolidated Balance Sheets (U.S. GAAP)

	(¥ Million)
Assets	September 30
	2004
	Amount	%
	(Unaudited)
Current assets:
Cash and cash equivalents	¥70,360
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥506 million in September:
Notes	18,608
Accounts	113,096
Inventories:
Finished goods	19,469
Raw materials	14,835
Work in progress	15,947	52.2
Project in progress	1,164
Supplies and other	4,044
Prepaid expenses and other current assets	15,295
Total current assets	272,818	56.1

Investments and advances:
Marketable securities and other securities investments (Note 4)	18,202
Investments in and advances to affiliates	1,691	2.7
Total Investments and advances	19,893	4.1

Property, plant and equipment:
Land	31,591	10.0
Buildings	78,604
Machinery and equipment	177,304
Construction in progress	4,657
Sub-total	292,156
Less – Accumulated depreciation	(147,760)
Total Tangible assets	144,396	29.7
Goodwill	35,989	7.4
Other non-current assets	12,914	2.7
Total assets	¥486,010	100.0

(¥ Million)
Liabilities and Shareholders’ Equity	September 30
	2004
	Amount	%
	(Unaudited)
Current liabilities:
Short-term borrowings	¥30,672
Current portion of long-term debt	2,895
Trade notes and accounts payable	108,942
Other current liabilities	27,607
Total current liabilities	170,116	35.0
Long-term liabilities:
Long-term debt	45,368
Accrued pension and severance costs	27,778
Other long-term liabilities	6,036
Total long-term liabilities	79,182	16.3
Total liabilities	249,298	51.3
Minority interest in consolidated subsidiaries	49,906	10.3

Shareholders’ equity:
Common stock	59,122	12.1
Additional paid-in capital	61,747	12.7
Retained earnings	72,961	15.0
Accumulated other comprehensive income (loss) (Note 4)	(6,885)	(1.4)
Treasury stock and 15,781 shares in September	(139)	(0.0)
Total shareholders’ equity	186,806	38.4
Total liabilities and shareholders’ equity	¥486,010	100.0

Supplemental information of shareholders’ equity:
Authorized shares	240,000,000 shares
Outstanding shares	70,649,665 shares
Treasury shares	15,781 shares

 (2) Consolidated Statements of Income (Japanese GAAP)

(¥ Million)

	September 30,				March 31,
	2003		2004		2004
	Amount	%	Amount	%	Amount	%
Net sales	158,265	100.0	-		329,003	100.0
Cost of sales	123,680	78.1	-	-	256,879	78.1
Gross profit	34,585	21.9	-	-	72,123	21.9
Charges for service	1,093		-		2,215
Packing and transportation charges	2,362		-		4,842
Bad debt allowance	11		-		12
Salaries	5,092		-		11,170
Allowance for bonus	976		-		1,169
Allowance for retirement benefits	463		-		881
Director’s retirement allowance	54		-		127
Fringe benefits	1,469		-		2,892
Depreciation	763		-		1,656
R & D expenses	2,183		-		4,861
Rent and lease expense	703		-		1,344
Amortization of consolidation difference	1,726		-		3,531
Other	3,186		-		6,339
Selling, general and administrative expenses	20,088	12.7	-	-	41,044	12.5
Operating income	14,496	9.2	-	-	31,078	9.4
Other income	819	0.5	-	-	1,851	0.6
Interest income	100		-		243
Dividend income	101		-		219
Amortization of consolidation difference	125		-		237
Other revenue	492		-		1,150
Other expenses	3,239	2.1	-	-	9,253	2.8
Interest expenses	386		-		728
Foreign currency transaction loss	1,792		-		3,339
Equity in loss of affiliates	58		-		1,946
Loss on write-off of inventory	551		-		1,478
Other	449		-		1,760
Recurring profit	12,076	7.6		-	23,676	7.2
Extraordinary gains	698	0.5	-	-	2,440	0.7
Gain on sale of fixed assets (Note 1)	46		-		205
Gain on sale of investment securities	4		-		472
Equity in profit of affiliates	77		-		191
Transfer from reserve for bad debt allowance	66		-		93
Gain on reversal of allowance for retirement	459		-		459
Gain on return of substitutional portion of governmental welfare pension program	-		-		972
Other, net	44		-		46
Extraordinary losses	1,546	1.0	-	-	3,308	1.0
Loss on disposal of property, plant and equipment (Note 2)	605		-		1,344
Amortization of net transition obligation	603		-		1,207
Relocation expenses (Note 3)	316		-		316
Other	21		-		439
Income before income taxes and minority interests	11,228	7.1	-	-	22,809	6.9
Income taxes (Current)	3,504		-		6,994
Income taxes (Deferred)	(584)		-		(604)
Minority interests in subsidiaries	1,894	1.2	-	-	3,761	1.1
Net income	6,413	4.1	-	-	11,448	3.5

Consolidated Statements of Income (U.S GAAP)

	(¥ Million)
	September 30
	2004
	Amount	%
	(Unaudited)
Net sales	¥236,405	100.0
Operating expenses:
Cost of products sold	181,393	76.7
Selling, general and administrative expenses	18,608	7.9
Research and development expenses	12,308	5.2
Total cost of products sold and selling, general and administrative expenses	212,309	89.8
Operating income	24,096	10.2
Other income (expense):
Interest and dividend income	344
Interest expense	(513)
Foreign exchange (loss) gain, net	3,212
Loss on derivative instruments, net (Note 6)	(152)
Gain from marketable securities, net (Note 4)	755
Other, net	(310)
Total other income (expense)	3,336	1.4
Income before provision for income taxes	27,432	11.6
Provision for income taxes	（5,843）	(2.5)
Income before minority interest and equity in earnings of affiliated companies	21,589	9.1
Minority interest in income of consolidated subsidiaries	5,528	2.3
Equity in net (income) losses of affiliated companies	12	0.0
Net income	¥16,049	6.8

Per share data:
Net income - basic (Note 9)	¥233.78
- diluted (Note 9)	¥222.39
Cash dividends	¥15.00

 (3) Consolidated Statements of Retained Earnings

			(¥ Million)
	September 30		March 31
	2003	2004	2004

(Additional paid-in capital)
Additional paid-in capital at beginning of period	26,360	-	26,360

Increase in additional paid-in capital	162	-	6,018
Newly issuance stocks	162	-	2,509
Increase by issuance of new shares accompanying share exchange	-	-	3,509

Decrease in additional paid-in capital	-	-	-
Additional paid-in capital at end of period	26,522	-	32,378

(Retained Earnings)
Retained earnings at beginning of period	44,282	-	44,282

Increase in retained earnings	6,414	-	11,449
Net income	6,413	-	11,448
Increase resulting from increase in consolidated subsidiaries	1	-	1

Decrease in retained earnings	1,085	-	2,092
Dividend payments	953	-	1,909
Bonuses to directors	128	-	128
Decrease resulting from decrease in consolidated subsidiaries	-	-	50
Decrease resulting from increase in consolidated subsidiaries	3	-	3

Retained earnings at end of period	49,611	-	53,639

Consolidated statements of shareholders’ equity and comprehensive income (loss)

For the six-month period ended September 30, 2004		Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2004	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046
Comprehensive income:
Net income			16,049			16,049
Other comprehensive income (loss):
Foreign currency translation adjustments				2,063		2,063
Unrealized gains on securities, net of reclassification adjustment (Note 4)				(413)		(413)
Minimum pension liability adjustment				-		-
Total comprehensive income						17,699
Dividends paid			(975)			(975)
Conversion of convertible debt	5	5				10
Issuance of new shares	30,084	30,076				60,160
Issuance cost of new stock		(194)				(194)
Exercise of stock option	38	38				76
Purchase of treasury stock					(16)	(16)
Balance at September 30, 2004	¥59,122	¥61,747	¥72,961	¥(6,885)	¥(139)	¥186,806

 (4) Consolidated Statements of Cash Flows (Japanese GAAP)

(¥ Million)
	Six months ended September 30,		Year ended March 31,
	2003	2004	2004
Cash flows from operating activities:
Net income before income taxes and minority interests	¥11,228	-	¥22,809
Depreciation	7,946	-	16,365
Amortization of consolidation difference	1,601	-	3,293
Provision for doubtful accounts	(50)	-	(1,123)
Accrued severance and benefit cost	(85)	-	(436)
Interest and dividend income	(202)	-	(462)
Interest expenses	386	-	728
Exchange loss	931	-	1,921
Equity in loss of affiliates	58	-	1,946
Loss on sale of property, plant and equipment	(21)	-	(126)
Loss on disposal of property, plant and equipment	580	-	1,265
Increase in notes and accounts receivable	(6,140)	-	(12,833)
Increase in inventories	(2,071)	-	(5,218)
Increase in notes and accounts payable	5,199	-	11,207
Other, net	(533)	-	1,910
Sub-total	18,827	-	41,248
Interest and dividend income received	203	-	457
Interest expenses paid	(395)	-	(741)
Income taxes paid	(3,389)	-	(6,730)
Net cash provided by operating activities	15,245	-	34,234
Cash flows from investing activities:
Fixed deposits over three months	(352)	-	(839)
Fixed deposits over three months	289	-	579
Payments for purchase of marketable securities	(57)	-	(61)
Proceeds from sales of marketable securities	-	-	155
Payments for purchase of property, plant and equipment	(10,024)	-	(27,163)
Proceeds from sales of property, plant and equipment	306	-	722
Payments for purchase of investments in securities	(12,520)	-	(2,189)
Proceeds from sale of investments in securities	21	-	1,423
Proceeds from sale of investments in affiliated companies	-	-	194
Payments for additional investments in subsidiaries	(1,097)	-	(6,528)
Payments for additional investments in newly subsidiaries, net of cash acquired	-	-	(10,447)
Proceeds from sales of subsidiaries’ share	278	-	-
Disbursement of loan receivables	(35)	-	(689)
Collection of loan receivables	80	-	1,627
Other	(228)	-	(373)
Net cash used in investing activities	(23,341)	-	(43,591)
Cash flows from financing activities:
Increase in short-term borrowings	11,806	-	13,583
Payments of long-term debt	(3,046)	-	(4,794)
Issuance of common stock to minority interests	437	-	460
Dividends paid	(953)	-	(1,909)
Payment of dividends to minority interests	(401)	-	(767)
Redemption of long-term debt	-	-	(30,872)
Other	(11)	-	(57)
Net cash used in (provided) financing activities	7,831	-	37,386
Effect of exchange rate changes on cash and cash equivalents	(1,363)	-	(3,813)
Net increase in cash and cash equivalents	(1,627)	-	24,216
Cash and cash equivalents at beginning of year	49,315	-	49,315
Increase in cash and cash equivalents of the subsidiaries newly included	171	-	71
Cash and cash equivalents at end of year (Note *)	47,859	-	73,603

Consolidated Statements of Cash Flows (U.S GAAP)

(¥ Million)
Six months ended September 30,
2004
Cash flows from operating activities:
Net income	¥16,049
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,196
Gain from sales of marketable securities	(755)
Loss (gain) on sales and disposal of fixed assets	210
Minority interest in income of consolidated subsidiaries	5,528
Equity in net income of affiliated companies	12
Loss on derivative instruments, net	152
Foreign currency adjustments	(1,490)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(16,226)
Increase in inventories	(9,371)
Increase in notes and accounts payable	13,373
Increase in accrued income taxes	1,177
Other	(2,069)
Net cash provided by operating activities	16,786
Cash flows from investing activities:
Additions to property, plant and equipment	(17,792)
Proceeds from sales of property, plant and equipment	1,600
Purchases of marketable securities	(1)
Proceeds from sales of marketable securities	1,606
Proceeds from sales of investments in affiliated companies	344
Investments in consolidated subsidiaries	(8,091)
Proceeds from additional investments in subsidiaries, net of cash acquired	23
Other	804
Net cash used in investing activities	(21,507)
Cash flows from financing activities:
Decrease in short-term borrowings	(56,841)
Proceeds from issuance of long-term debt	325
Repayments of long-term debt	(1,813)
Proceeds from issuance of new shares	59,907
Dividends paid	(975)
Other	(387)
Net cash provided by financing activities	216

Effect of exchange rate changes on cash and cash equivalents	1,473
Net decrease in cash and cash equivalents	(3,032)
Cash and cash equivalents at beginning of period	73,392
Cash and cash equivalents at end of the second quarter	¥70,360

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(Japanese GAAP)

Previous Fiscal period (From April to September 30, 2003)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 64

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Newly consolidated: 10

<Newly established:5>

Nidec Powermoter (Shanghai) International Trading Co., Ltd., Nidec-Shimpo (Shanghai) International Trading Co., Ltd., Nidec Shibaura (H.K) Limited, Nidec Steel Products (Zhejiang) Co., Ltd., Nidec Copal Electronics (Korea) Co., Ltd.

<Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 1>

Sankyo Ryutsu Kogyo Co., Ltd.

<Newly consolidated because of being material as a whole: 4>

Nidec Total Service (Zhejiang) Corp., Nidec Copal Electronics (ZheJiang) Co., Ltd., Nidec Tosok (Shanghai) Co., Ltd. and Nemicon Noise Corporation

Excluded from consolidation: 1

Shimpo-Ceramics Corporation

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd

(Reason excluded from consolidation)

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 7

Major affiliates:

Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co., Ltd., NTN-Nidec (Zhejiang) Corporation, Copal Yamada Corporation

Newly accounted for by the equity method: 2

< Newly established: 1>

Copal Yamada Corporation

< Newly accounted for by the equity method because of being material as a whole: 1>

NTN-Nidec (Zhejiang) Corporation

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of the contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from September 30 use financial statements with those different dates for consolidation.

3. Matters concerning interim closing dates of consolidated subsidiaries:

The closing date for Nidec (Zhejiang) Corporation and sixteen other consolidated subsidiaries is June 30, the closing date for Nidec Power Motor Corporation and Nidec Seiko Corporation is September 20, and the closing date for Nidec America Corporation is September 28. With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd., Nidec Shibaura (Zhejiang) Corporation, Nidec (Shanghai) International Trading Co., Ltd., Nidec Copal Electronics (Zhejiang) Co., Ltd. and Nidec-Shimpo (Shanghai) International Trading. Co., Ltd., the closing date of their financial statements is adjusted to September 30 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transactions that occur between the closing dates are adjusted for consolidation.)

4. Items regarding accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (six months ended September 30, 2003). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(b) Derivatives: Stated at fair value

(c) Inventories

Nineteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market with cost determined using the moving average method.

Twenty three consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market with cost determined using the average method.

Eleven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market with cost determined using the first-in, first-out method.

Nidec Power Motor Corporation and four other consolidated subsidiaries: Stated at the lower of cost or market with cost determined using the specific identification method.

Nidec Tosok Corporation: Stated at the lower of cost or market with cost determined using the average method or specific identification method.

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market with cost determined using the weighted average method.

Nidec Total Service Corporation: Stated at the lower of cost or market with cost determined using the last purchase price method.

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures	2 to 65 years
Machinery and vehicles	2 to 15 years

(b) Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

(3) Policy for significant provisions

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(b) Accrued bonuses for employees

Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

(c) Provision for employees’ retirement benefits

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets as of September 30, 2003. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Total Amount
Nidec Corporation, Nidec Copal Electronics Corporation, and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to the pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional note)

On April 15, 2003, Nidec Copal Corporation and its domestic consolidated subsidiaries decided to exempt the obligation for benefits related to future employee service, which cover a portion of the governmental welfare pension program, which are pursuant to the Japanese Welfare Pension Insurance Law.

“Minimum obligation reserve” is what Nidec Copal Corporation and its subsidiaries must pay to government for the exemption the obligation for benefits. The minimum obligation reserve is accounted for ¥7,930 million as of September 30, 2003. If the payment has occurred on September 30, 2003, the estimated amount of the impact is ¥2,002 million based on Paragraph 44-2, Guideline for accounting of retirement benefit.

On April 1, 2003, Nidec Tosok Corporation settled the defined benefit plans and established new defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law. Nidec Tosok Corporation recognized an extraordinary gain of ¥459 million upon settlement of the plans in the six month period ended September 30, 2003

(d) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary as of September 30, 2003.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2003, with the resulting difference included in gains or losses. Assets and liabilities of offshore subsidiaries are also translated at the exchange rate on September 30, 2003, with revenue and expenses translated at the average rate during the six-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

(a) Accounting for Hedge

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. (Nidec also avoided evaluating the effectiveness on September 30, 2003.)

(7) Accounting for consumption taxes

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable such that they present insignificant risk of changes in value.

Current Fiscal period (From April to September 30, 2004)

Not Applicable

Previous Fiscal Year ( from April 1, 2003 to March 31, 2004)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 89

Names of major consolidated subsidiaries are described in “4. Subsidiaries and Affiliates” of “Chapter 1 Corporate Profile”.

The subsidiaries newly included in consolidation: 36

<Newly established: 5>

Nidec Power Motor (Shanghai) International Trading Co., Ltd., Nidec-Shimpo (Shanghai)

International Trading Co., Ltd., Nidec Shibaura (H.K.) Limited, Nidec Steel Products (Zhejiang) Co., Ltd. and Nidec-Shimpo (Zhejiang) Corporation

<Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 26>

Nidec Subic Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd. , Nissin Kohki Co.,Ltd. , Sankyo precision (Malaysia) Sdn. Bhd., Sankyo Seiki (Fuzhou) Co., Ltd., Sankyo Seiki (Hong Kong) Co., Ltd. , Sankyo Seiki (Singapore) Pte., Ltd. , Sankyo Ryutsu Kogyo Co., Ltd. and others.

<Newly consolidated because of being material as a whole: 5>

Nidec Total Service (Zhejiang) Corp., Nidec Copal Electronics (Zhejiang) Co., Ltd., Nidec Tosok (Shanghai) Co., Ltd. , Nidec Copal Electronics (Korea) Co.,Ltd. and Nemicon Noise Corporation

<Excluded from consolidation: 2>

Excluded from consolidation because of liquidation: 1

Shimpo-Ceramics Corporation

Excluded from consolidation because of importance’s depreciation: 1

M.C. Engineering Co., Ltd.

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

(Reason for being excluded from consolidation)

Non-consolidated subsidiaries are either small in scale and do not have a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), thus they are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Non-consolidated subsidiary and affiliates accounted for by the equity method

Non-consolidated subsidiary accounted for by the equity method: 1

Number of affiliates accounted for by the equity method: 6

Names of major consolidated subsidiaries are described in “4. Subsidiaries and Affiliates” of “Chapter 1 Corporate Profile”.

Newly accounted for by the equity method: 4,

Increased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights increased: 2

Sankyo Seiki Mfg., (Europe) G.m.b.H., SCD Co.,Ltd.

Newly established: 1

Copal Yamada Corporation

Newly accounted for by the equity method because of being material as a whole: 1

NTN-Nidec (Zhejiang) Corporation

Excluded from accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights were lowered: 2

Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The closing date for Nidec (Zhejiang) Corporation and twenty four other consolidated subsidiaries is December 31.

The closing date for Nidec Power Motor Corporation and its subsidiary is March 20.

The closing date for Nidec America Corporation is March 28.

With regard to Nidec (Zhejiang) Corporation, Nidec (DongGuan) Ltd., Nidec Shibaura (Zhejiang) Corporation, Nidec (Shanghai) International Trading Co., Ltd., Nidec Copal Electronics (Zhejiang) Co., Ltd., Nidec-Shimpo (Shanghai) International Trading Co., Ltd., Sankyo Seiki (Shanghai) Co., Ltd., Sankyo Electronics (Shaoguan) Co., Ltd., Sankyo Seiki (Shenzhen) Co., Ltd. however, the closing date of their financial statements is adjusted to March 31 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transaction that occurs between the closing dates is adjusted for consolidation.)

4. Significant accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities:

Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (year ended March 31, 2003). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(b) Derivatives:

Stated at fair value

(c) Inventories

Nineteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-eight consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Twenty-six consolidated subsidiaries, including Sankyo Seiki Mfg. Co., Ltd., Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and five other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the last purchase price method

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries use the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures) for which the fixed amount method is applied. Overseas consolidated subsidiaries principally use the fixed amount method.

Useful life of main tangible fixed assets is follows:

Buildings and structures	2-65 years
Machineries and equipments	2-15 years

(b) Intangible fixed assets

Amortization of intangible fixed assets are computed based on the fixed amount method. With respect to the software for internal use, amortization is computed using the fixed amount method based on the expected useful period (mainly 5 years).

(3) Policy for significant allowance allocation

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are calculated on an individual basis and the amount of estimated losses are allocated.

(b) Allowances for bonuses to employees

Nidec Corporation and its domestic subsidiaries allocate allowances for bonuses to employees based on the estimated amount for payment.

(c) Allowances for employees’ retirement benefits

Allowances for employees’ retirement and severance benefits are allocated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of net transition obligation as expenses are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its consolidated subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed its assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed its assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

 Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional information)

On January 26, 2004, Nidec Corporation’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay “minimum obligation reserve”. The estimated amount of “minimum obligation reserve” is 1,755 million yen as of March 31, 2004.

On April 15, 2003, Nidec Copal Corporation’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government.

The estimated amount of “minimum obligation reserve” which Nidec Copal Corporation’s employees’ pension fund must pay is 7,799 million yen as of March 31, 2004. If the payment has occurred on March 31, 2004, the estimated profit amount of the impact is ¥2,849 million based on Paragraph 44-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

On April 1, 2003, Nidec Tosok Corporation settled the defined benefit plans and established new defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law.

Nidec Tosok Corporation recognized an extraordinary gain of ¥459 million upon settlement of the plans in the year ended March 31, 2004.

(d) Allowances for retirement allowances of directors and corporate auditors

Allowances for retirement allowances of directors and corporate auditors of Nidec and its certain domestic consolidated subsidiaries are allocated based on regulations and internal rules for the amount payable at the end of the fiscal year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated in the Japanese yen at the exchange rate as of the fiscal year end with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated in the Japanese yen at the exchange rates of the fiscal year end, with revenues and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

(a) Hedge accounting policy

Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest caps are accounted for as hedges, using shortcut method allowed under certain conditions.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts, Interest caps, interest swap

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluating effectiveness of hedging activities

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec does not evaluate the effectiveness at fiscal year end either because these transactions meet criteria for an allowable shortcut method.

(7) Other important items for the preparation of consolidated financial statements

Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable such that they present insignificant risk of changes in value.

Notes to Consolidated Balance Sheets

(Note: 1). Accumulated depreciation of tangible assets

		Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Buildings and Structures	¥25,366	-	¥35,663
Machinery and vehicles	41,092	-	64,091
Factory Tools	23,955	-	37,935
Total	¥90,414	-	¥137,689

(Note: 2). Contingent liabilities

		Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Okaya Seiken Kabushikikaisha	¥120	-	¥308
Employees (Including home loan)		-	¥440

(Not: 3). Notes receivable discounted

		Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Notes receivable discounted	¥0	-	¥92

(Note: 4). Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation has been shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as specified in Clause 4, Article 2 of the “Enforcement Regulations of the Law Concerning Revaluation of Land” (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of arriving at the land price for computing the standard taxation of the Land Value Tax as specified in Article 16 of the “Land Value Tax Law” (Law No. 69 of 1991), with reasonable adjustments made to it.

Note : Date of the revaluation of land: March 31, 2000

The difference between revalued book value and current market price as of September 30, 2003	¥991	million
The difference between revalued book value and current market price as of September 30, 2004	-	million
The difference between revalued book value and current market price as of March 31, 2004	¥991	million

(Note: 5). Assets pledged as collateral and secured liability

			Japanese yen (Millions)
	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004
Land	¥425	(¥425)	‐	‐	¥98	(-)
Buildings	368	(368)	‐	‐	31	(-)
Machinery and equipment	-	-	‐	‐	-	(-)
Tools, furniture and fixtures	-	-	‐	‐	-	(-)
Investment in securities	1,949	(-)	‐	‐	2,735	(-)
Total	¥2,742	(¥793)	‐	‐	¥2,865	(-)
Secured liabilities with respect to the foregoing:
Short-term debt	¥100	(-)	‐	‐	346	(-)
Current portion of Long-term debt	323	(¥73)	‐	‐	271	(-)
Long-term debt	¥357	(¥107)	‐	‐	387	(-)

Parenthetic figures above show mortgage of factory foundation or its liabilities.

In addition to above collateral, As of September 30, 2003, Nidec Corporation pledged land (¥2,404 million) and investment in securities (¥958 million) for Sankyo Seiki Mfg Co., Ltd.’s loan from bank.

(Note: 6). Investment securities

Investment securities as of September 30, 2003 (¥25,164 million) included additional paid-in capital for Sankyo Seiki Mfg. Co., Ltd. (¥12,484 million).

As a result of the additional paid-in capital, Nidec Corporation held 40.6% of voting rights in Sankyo Seiki Mfg. Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd. became an affiliated company of Nidec Corporation on October 1, 2003.

Notes to Consolidated Income Statements

(Note1). Detail of Profit on disposal of property, plant and equipment

As of September 30, 2003

Profit on sale of property, plant and equipment

Buildings and structures	¥1	million
Machinery and vehicles	¥26	million
Tools, furniture and fixtures	¥18	million
Land	¥0	million

As of September 30, 2004

Profit on sale of property, plant and equipment

Buildings and structures	-	million
Machinery and vehicles	-	million
Tools, furniture and fixtures	-	million
Land	-	million

As of March 31,2004

Profit on sale of property, plant and equipment

Buildings and structures	¥98	million
Machinery and vehicles	¥69	million
Tools, furniture and fixtures	¥32	million
Land	¥4	million

(Note2). Detail of Loss on disposal of property, plant and equipment

As of September 30, 2003

(1) Loss on sale of property, plant and equipment

Machinery and vehicles	¥22	million
Tools, furniture and fixtures	¥2	million
Land	¥1	million

(2) Loss on disposal of property, plant and equipment

Buildings and structures	¥154	million
Machinery and vehicles	¥364	million
Tools, furniture and fixtures	¥59	million

As of September 30, 2004

(1) Loss on sale of property, plant and equipment

Machinery and vehicles	－	million
Tools, furniture and fixtures	－	million
Land	－	million

(2) Loss on disposal of property, plant and equipment

Buildings and structures	－	million
Machinery and vehicles	－	million
Tools, furniture and fixtures	－	million

As of March 31,2004

(1) Loss on sale of property, plant and equipment

Buildings and structures	¥2	million
Machinery and vehicles	¥57	million
Tools, furniture and fixtures	¥5	million
Land	¥13	million

(2) Loss on disposal of property, plant and equipment

Buildings and structures	¥224	million
Machinery and vehicles	¥903	million
Tools, furniture and fixtures	¥137	million
Software	0	million

(Note: 3) Relocation expenses

As of September 30, 2003

Detail:	Head office and laboratory relocation expenses
Purpose:	In order to integrate and enhance the management control structure and R&D structure of Nidec Corporation

As of September 30, 2004

Detail:	―
Purpose:	―

As of March 31, 2004

Detail:	Head office and laboratory relocation expenses
Purpose:	In order to integrate and enhance the management control structure and R&D structure of Nidec Corporation

Notes to Consolidated Statements of Cash Flows

As of September 30, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended September 30, 2003 is as follows:

Cash and deposits original maturities of three months or less	¥48,076	million
Fixed deposits	(406)	million
Marketable securities	189	million
Cash and cash equivalents	¥47,859	million

As of September 30, 2004

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended September 30, 2004 is as follows:

Cash and deposits original maturities of three months or less	-	million
Fixed deposits	-	million
Marketable securities	-	million
Cash and cash equivalents	-	million

As of March 31, 2004

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2004 is as follows:

Cash and deposits original maturities of three months or less	¥74,487	million
Fixed deposits	(958)	million
Marketable securities	73	million
Cash and cash equivalents	¥73,603	million

Notes to Leases

As of September 30, 2003

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

(1) Acquisition costs, accumulated depreciation and net leased property

		Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥65	¥4	¥61
Machinery and vehicles	2,067	570	1,497
Tools, furniture and fixtures	2,479	1,391	1,087
Other intangible assets	344	206	137
Total	¥4,956	¥2,172	¥2,784

(2) Future lease payments at the interim balance sheet date

Due within one year	¥719	million
Due after one year	¥2,065	million
Total	¥2,784	million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥401	million
Depreciation	¥401	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Future lease payments

Due within one year	¥165	million
Due after one year	¥700	million
Total	¥866	million

3. Operating leases (Lessor)

Future lease payments

Due within one year	¥25	million
Due after one year	¥61	million
Total	¥86	million

As of September 30, 2004

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

(1) Acquisition costs, accumulated depreciation and net leased property

Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	－	－	－
Machinery and vehicles	－	－	－
Tools, furniture and fixtures	－	－	－
Other intangible assets	－	－	－
Total	－	－	－

(2) Future lease payment at the interim balance sheet date

Due within one year	－	million
Due after one year	－	million
Total	－	million

(3) Lease payments and depreciation

Lease payments	－	million
Depreciation	－	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Future lease payments

Due within one year	－	million
Due after one year	－	million
Total	－	million

3. Operating leases (Lessor)

Future lease payments

Due within one year	－	million
Due after one year	－	million
Total	－	million

Year ended March 31, 2004

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥65	¥7	¥58
Machinery and vehicles	3,730	1,662	2,067
Tools, furniture and fixtures	2,823	1,667	1,156
Other intangible assets	501	291	210
Total	¥7,121	¥3,629	¥3,491

(2) Future lease payment at the interim balance sheet date

Due within one year	¥1,093	million
Due after one year	¥2,398	million
Total	¥3,491	million

Note: Due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥814	million
Depreciation	¥814	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Future lease payments

Due within one year	¥126	million
Due after one year	¥607	million
Total	¥734	million

3. Operating leases (Lessor)

Future lease payments

Due within one year	¥16	million
Due after one year	¥44	million
Total	¥60	million

Notes to Marketable Securities

1. Held-to-Maturity Marketable Securities with fair value

Japanese yen (Millions)
	Six-months ended September 30, 2003			Six-months ended September 30, 2004			Year ended March 31, 2004
	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-	-

2. Other Marketable Securities with fair value

	Japanese yen (Millions)
	Six-months ended September 30,2003			Six-months ended September 30,2004			Year ended March 31, 2004
	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance
Equity securities	8,034	10,234	2,199	-	-	-	7,667	12,984	5,317
Bonds				-	-	-
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	17	17	0	-	-	-	83	78	(4)
Others	-	-	-	-	-	-	-	-	-
Other securities	155	155	0	-	-	-	200	225	25
Total	8,207	10,407	(2,200)	-	-	-	7,950	13,289	5,338

3. Marketable Securities not practicable to fair value

	Japanese yen (Millions unless indicated)
	Six months ended September 30	Six months ended September 30	Year ended March 31
	2003	2004	2004
Held-to-maturity bonds	0	-	0
Other securities		-
Preferred stock	500	-	500
Unlisted stock (excluding the over-the-counter stock)	564	-	507
Unlisted foreign stock	69	-	65
Unlisted foreign bonds	-	-	-
Money Management Funds	-	-	-
Medium-term government bond funds	-	-	-
Additional paid-in capital for Affiliated Company *	12,484	-	-
Others	433	-	304

*Notes: Nidec Corporation purchased newly issued shares of common stock in Sankyo Seiki Mfg. Co., Ltd. on September 30, 2003. As a result, Nidec Corporation held 40.6% of voting rights of Sankyo Seiki Mfg. Co., Ltd. on October 1, 2003.

Notes to Derivative instruments

Condition of Agreements for Derivative Instruments, Fair Values and Unrealized Gain or Loss

As of September 30, 2003

				(¥ million)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	200	200	(12)
Total		200	200	(12)

Note (1) Fair values are calculated based on quotes from financial institutions.

Note (2) Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of September 30, 2003

(¥ million)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts	-	-	-
	Purchase	-	-	-
	U.S. dollars	-	-	-
Total		-	-	-

Note (1) Notes: Fair values are calculated based on quotes from financial institutions.

Note (2) Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of September 30, 2003

As of March 31, 2004

				(¥ million)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	273	261	(11)
Total		273	261	(11)

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

Notes to Segments Information

1. Business segment information

	Japanese yen (Millions)
	Six months ended September 30, 2003
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥85,965	¥16,664	¥17,491	¥38,144	¥158,265	-	¥158,265
Intersegment	1	8	2,557	311	2,879	(¥2,879)	-
Total	85,967	16,672	20,049	38,455	161,145	(2,879)	158,265
Operating expenses	76,622	15,740	18,688	34,010	145,062	(1,293)	143,769
Operating income	¥9,344	¥931	¥1,360	¥4,445	¥16,082	(¥1,586)	¥14,496

Japanese yen (Millions)
Six months ended September 30, 2004
	Small precision motors	Mid-size motors	Machinery	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	－	－	－	－	－	－	－
Intersegment	－	－	－	－	－	－	－
Total	－	－	－	－	－	－	－
Operating expenses	－	－	－	－	－	－	－
Operating income	－	－	－	－	－	－	－

	Japanese yen (Millions)
	Year ended March 31, 2004
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥175,595	¥33,173	¥37,831	¥82,401	¥329,003	-	¥329,003
Intersegment	4	21	6,366	584	6,976	(6,976,)	-
Total	175,600	33,194	44,198	82,986	335,979	(6,976)	329,003
Operating expenses	155,290	31,442	40,963	73,966	301,662	(3,738)	297,294
Operating income	¥20,309	¥1,752	¥3,234	9,020	¥34,317	(¥3,238)	¥31,078

Notes (1) Segments are classified based on similarities in product type, product attributes, and production and sales methods.

Notes (2) Major products of each business segment

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adaptors, power transmission equipment

Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

Starting interim consolidated fiscal period ended September 30, 2003, “Machinery and power supplies” has been renamed as “Machinery” to reflect the change that machineries account for most of the segment most of the segment starting this period.

(4) Other: Pivot assemblies, automobile components, electronic components, service etc.

Note (3) Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Six months ended September 30,		Year ended March 31,
	2003	2004	2004
Amount of unallocated expenses included in Elimination/ Corporate	¥1,492	¥ -	¥2,919	Expenses derived from the over-head department of the parent company’s administration and accounting divisions

2. Geographic segment information

	Japanese yen (Millions)
	Six months ended September 30, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥96,194	¥3,177	¥56,937	¥1,955	¥158,265	-	¥158,265
Intersegment	34,762	398	63,797	5	98,964	(¥98,964)	-
Total	130,957	3,576	120,735	1,961	257,230	(98,964)	158,265
Operating expenses	124,681	3,414	110,801	1,906	240,803	(97,034)	143,769
Operating income	¥6,276	¥161	¥9,934	¥54	¥16,426	(¥1,929)	¥14,496

Japanese yen (Millions)
Six months ended September 30, 2004
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	－	－	－	－	－	－	－
Intersegment	－	－	－	－	－	－	－
Total	－	－	－	－	－	－	－
Operating expenses	－	－	－	－	－	－	－
Operating income	－	－	－	－	－	－	－

	Japanese yen (Millions)
	Year ended March 31, 2004
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥197,360	¥5,892	¥122,297	¥3,452	¥329,003	-	¥329,003
Intersegment	72,367	898	130,612	20	203,898	(¥203,898)	-
Total	269,727	6,790	252,909	3,473	532,901	(203,898)	329,003
Operating expenses	256,894	6,336	231,214	3,360	497,805	(199,881)	297,924
Operating income	¥12,833	¥454	¥21,695	¥112	¥35,096	(¥4,017)	¥31,078

Note (1) Regions are based on geographic vicinity.

Note (2) Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

Note (3) Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Six months ended September 30		Year ended March 31,
	2003	2004	2004
Amount of unallocated expenses included in Elimination /Corporate	¥1,492	¥－	¥2,919	Expenses incurred from the overhead department of the parent company’s administration and accounting divisions

3. Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Six months ended September 30, 2003
	North America	Asia	Other	Total
Overseas sales	¥4,485	¥84,220	¥5,232	¥93,938
Consolidated sales	-	-	-	158,265
Overseas sales to consolidated sales	2.8%	53.3%	3.3%	59.4%

Japanese yen (Millions), %
Six months ended September 30, 2004
	North America	Asia	Other	Total
Overseas sales	－	－	－	－
Consolidated sales	－	－	－	－
Overseas sales to consolidated sales	－	－	－	－

	Japanese yen (Millions), %
	Year ended March 31, 2004
	North America	Asia	Other	Total
Overseas sales	¥8,072	¥177,204	¥11,449	¥196,727
Consolidated sales	-	-	-	329,003
Overseas sales to consolidated sales	2.4	53.9%	3.5%	59.8%

Note (1) The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

Note (2) Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

Information regarding “earnings per share”

Interim period from April 1 to September 30, 2003	Interim period from April 1 to September 30, 2004	Fiscal year from April 1, 2002 to March 31, 2004
Net asset value per share is ¥1,479.37. Net income per share (common) of the interim period is ¥100.81 Net income per share (diluted) of the interim period is ¥97.90.	―	Net asset value per share is ¥1,607.93 Net income per share (common) is ¥176.20 Net income per share (diluted) is ¥169.74.

Note

 Figures used in calculating interim net income per share (common, diluted) are as follows;

	Interim period from April 1 to September 30, 2003	Interim period from April 1 to September 30, 2004	Fiscal period from April 1, 2001 to March 31, 2004
Interim net income per share (common)
Interim net income (¥ million)	6,413	-	11,448
Interim net income, not attributable to shareholders of common share (¥ million)	-	-	160
Directors’ bonuses as a appropriation of earnings (¥ million)	(-)	-	(160)
Interim net income, attributable to shareholders of common share (¥ million)	6,413	-	11,288
Average shares for the interim period ended September 30 (thousand shares)	63,621	-	64,062
Interim net income per share (diluted)		-
Adjustment of Interim net income (¥ million)	30	-	53
Interest payment and administrative cost in above adjustment (after taxes) (¥ million)	(31)	-	(55)
Decrease of profit attributable to the Parent company due to dilutive effect of subsidiary. (¥ million)	(0)	-	(1)
Increase of the number of common shares (thousand)	2,204	-	2,755
As a result of exercise of stock acquisition rights in above increase (thousand)	(29)	-	(646)
As a result of conversion of convertible bond in above increase (thousand)	(2,175)	-	(2,108)
Shares excluded from the calculation of EPS (interim and financial year) because of not having dilutive effect.	-	-	-

Subsequent event

Interim period from April 1 to September 30, 2003	Interim period from April 1 to September 30, 2004	Fiscal year from April 1, 2002 to March 31, 2004
1. On October 1, 2003, Nidec and Nidec-shimpo Corporation exchanged share which was based on entered into share exchange contract on April 25, 2003. On October 1, 2003, Nidec issued newly 582,990 common shares. And owing to the share exchange, capital reserve increased by ¥4,352 million.	-

1.   On April 27, 2004, Sankyo Seiki Mfg. Co., Ltd. and all of its Japanese consolidated subsidiaries’ employees’ pension funds received approval for dissolution from the Minister of Health, Labor and Welfare, and dissolved itself on the same date.

    Hereby, Nidec expects to recognize extraordinary gains of approximately 7,500 million yen as “Gains on reversal of allowance for retirement” for the year ending March 31, 2005 based on Japanese GAAP.

    However, profit will not be reflected when based on US GAAP.

2. Nidec Corporation held a meeting of the Board of Directors on September 30, 2003 and approved the issuance of yen denominated zero coupon convertible bonds with stock acquisition rights due October 17, 2008.

(1) Kind of corporate bond

Yen denominated zero coupon convertible bonds with stock acquisition rights

(2) Amount of corporate bond

15,000pic

(Face value ¥2 million)

(3) Issue price

103.0% of face value

(4) Total amount of issued

¥30,900 million

(5) Interest

Nothing

(6) Redemption ways

The Bonds are redeemable at 100% of face value on October 17, 2008 (maturity date).

(7) Redemption date

October 17, 2008

(8) Contents of common stock preemptive right

Please see Section 4. “Our Corporate Stock and Directors”, 1. “Common Stock”, (2) Common stock preemptive right.

(9) Contents of pledge

There are no warranty and pledge.

(10) Purpose of capital

To repay short-term borrowings, to capital expenditure and other working capital.

-

2.   Nidec approved the issuance of new shares at a meeting of the board of directors held on May 28, 2004 as follows;

1) Offering method

Public offering

2) Number of shares to be issued

5,000,000 shares of common stock

3) Issue price

10,704.70 Japanese yen per share

4) Total amount at issue price

53,523,500,000 Japanese yen

5) Portion of issue price to be accounted to stated capital

5,353 Japanese yen per share

6) Total amount at portion of issue price to be accounted to stated capital

26,765,000,000 Japanese yen

7) Payment date

June 17, 2004

8) Initial date for dividend accrual

April 1, 2004

9) Use of funds raised

Nidec expects to use for capital expenditure, investment in and financing of affiliated companies, and repay borrowings.

3. Nidec Corporation and its five subsidiaries held a meeting of its board of directors on December 8, 2003 and resolved to purchase newly issued shares of common stock in Sankyo Seiki Mfg. Co., Ltd (“Sankyo”).

Number of shares purchased

Nidec:

25,000,000 shares

Nidec’s five subsidiaries:

5,000,000 shares

Purchase price

Nidec:

¥12,825 million

Nidec’s five subsidiaries:

¥2,565 million

As a result of the share purchase, the aggregate number of shares to be held by Nidec Corporation (including 2.85% of the total shares to be held through its subsidiaries) will amount to 50.3% of the total shares.

(1) Purpose of the share purchase

Nidec Corporation has been in capital alliance with Sankyo since October 1, 2003. Nidec Corporation decided to increase its holding in Sankyo in order to further strengthen Sankyo’s equity capital base, thus improving its financial position. Nidec Corporation expects Sankyo to improve its financial conditions inorder to facilitate the creation of synergy which will enhance the overall value of Nidec group.

(2) Description of Sankyo’s business

Development, manufacturing and sales of products relating to small precision motors, optical pickups, magnetic card readers, industrial robots and others.

(3) Recent business results of Sankyo group

Sales

¥105,488 million

Recurring income

(¥4,699) million

Net income

(¥10,368) million

Shareholders’ equity

¥25,778 million

Total assets

¥99,660 million

-

3. Nidec approved the secondary offering of our shares upon exercise of Over-Allotment Option at a meeting of the board of directors held on May 28, 2004 as follows.

1) Number of shares to be issued:

750,000 shares of common stock

2) Issue price:

10,704.70 Japanese yen per share

3) Total amount at issue price:

8,028,525,000 Japanese yen

4) Portion of issue price to be accounted to stated capital:

5,353 Japanese yen per share

5) Total amount at portion of issue price to be accounted to stated capita:

4,014,750,000 Japanese yen

6) Name of company allocating shares and number of shares to be allocated:

Mitsubishi Securities Co., Ltd. 750,000 shares

7) Payment date

July 15, 2004

8) Initial date for dividend accrual

April 1, 2004

9) Use of funds raised

Nidec expects to use for capital expenditure, investment in and financing of affiliated companies, and repay borrowings.

Mitsubishi Securities Co. Ltd. may undertake syndicate cover transaction or stabilizing transaction operations for the purpose of returning the all or some of borrowed shares.

Therefore it will not apply for some or all of the shares issued in the third party capital increase and as a result all or some of the ordinary shares in Nidec bought in these stabilizing transactions may be used to return the borrowed shares, as a result, by forfeiture of rights the number of shares issued in this third party capital increase may decrease to that extent or the issue itself may not take place at all.

Accounting policy (Interim period from April 1 to September 30, 2004)

In preparing the accompanying consolidated financial statements, NIDEC Corporation (“the Company”) and its subsidiaries (Collectively “NIDEC”) have complied with requirements of generally accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles of the United States of America (“U.S. GAAP”).Since the Company was listed on the New York Stock Exchange in September 2001, the Company has prepared consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

1) Stockholders’ Equity

In accordance with SFAS No. 130, “Reporting Comprehensive Income,”, NIDEC discloses comprehensive income in the interim consolidated statement of stockholders’ equity. Comprehensive income is defined as the change in equity and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency conversion adjustments, unrealized gains or losses on securities, minimum pension liability adjustments.

The interim consolidated statement also includes the change for additional paid-in capital and retained earnings, which are required and disclosed in the consolidated statement of returned earnings under Japanese GAAP Consolidated statements of shareholders’ equity and comprehensive income (loss).

2) Scope of consolidation and application of the equity method

Under U.S. GAAP, the scope of consolidation and application of the equity method is determined based on percentage of voting rights. Under Japanese GAAP, the scope is determined using the control criteria or influence criteria

3) Equity in net income or losses of affiliated companies

Under Japanese GAAP, Equity in net income or losses of affiliated companies is included in other income or other expenses. Under U.S. GAAP, it is under income before minority interest and equity in earnings of affiliated companies

4) Termination of the employees’ pension fund’s “Substitutional Portion”

Under Japanese GAAP, in principal, the termination of the employees’ pension fund’s “Substitutional Portion” is accounted for upon approval from the Ministry of Finance for exemption from benefit payments related to past employee services of this fund. If the transitional measure is applied, the termination can be accounted for upon approval related to the future services.

Under U.S. GAAP, Nidec will make an accounting for this upon completion of transfer of the “Substitutional” pension obligations and related plan assets to the government. However, according to SFAS No. 87, “Employers’ Accounting for Pensions,” when an employer is acquired in a business combination that is accounted for by the purchase method under SFAS No. 141, “Business Combination,” if it is expected that the plan will be terminated or curtailed, the effects of those actions shall be considered in measuring the projected benefit obligation.

5) Lease

NIDEC has adopted SFAS No.13 “Accounting for Leases.” Regarding significant lease transactions, plant, property and equipment and capital lease obligations are recognized if the lease is considered a capital lease.

6) Allowance for compensated absences

NIDEC has adopted SFAS No. 43, “Accounting for Compensated　Absences.” An allowance is provided for the right of employees to receive compensated absences in the future if employee services have already been performed

7) Accounting for pension plans

Nidec has adopted SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” Minimum pension liabilities are recorded when the accumulated benefit obligation has exceeded the fair value of plan assets and accrued pension costs. The unrealized net actuarial loss is amortized over the average remaining service period of employees, when it exceeds the corridor valuation, 10 % of the greater of projected benefit obligation or market-related value of plan assets as of the beginning of the year. The transitional difference from the adoption of this standard was retroactively recognized from the effective date of SFAS No. 87 and amortized over 15 years. Under Japanese GAAP, minimum pension liabilities are not recorded and the unrealized net actuarial loss is amortized over a certain term without using the corridor valuation.

8) Goodwill

Nidec has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is not amortized, but is tested when events and circumstances indicate that the assets might be impaired or at least annually for impairment. Under Japanese GAAP, NIDEC amortized good will over 5 years.

9) Revenue recognition

NIDEC has adopted Staff Accounting Bulletin (“SAB”) No.101 ”Revenue Recognition in Financial Statements.” Revenue is recognized when title and risks have passed to customers substantially.

10) Impairment or disposal of long-lived assets

Nidec has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” According to this statement, long-lived assets that are to be disposed by sale are accounted for by the unified accounting model.

11) Securities

Nidec has adopted SFAS No. 115, “Accounting for Investments in Debt and Equity Securities.” According to this statement, certain investments in debt and equity securities are classified, evaluated and accounted.

12) Derivative

Nidec has adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities -an amendment of FASB Statement No.133.

13) Stock Issuance Costs

Under US GAAP, stock issuance costs, net of tax are deducted from the additional paid-in capital.

14) Segment information

Nidec has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information, “NIDEC discloses operating segment information and geographic segment information (classified by countries of the seller). In addition to the disclosure requirements under SFAS No. 131, NIDEC discloses the net sales, operating income information (classified by geographic areas of the seller) and overseas sales information (classified by geographic areas of the buyer) as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

2. Nature of operation

NIDEC is primarily engaged in the design, development, manufacturing and marketing of …

1) Small precision motors, which include spindle motors for computer hard disk drives, motors for CD-ROM and DVD drives, small precision fans and vibration motors for mobile phones

2) Mid-size motors, which are used in various electric household appliances, automobiles and industrial equipment

3) Machinery, which includes high-speed press machines, inspection equipment and semi-conductor production equipment

4) Electronic and Optical components: Electronic components and Optical components

5) Other: Automobile components, pivot assemblies, other components, and service

Manufacturing operations are located primarily in Asia (China, Taiwan, Singapore, Thailand, Malaysia and Philippines), and sales operations are located primarily in Asia, North America and Europe.

The main customers for spindle motors are manufacturers of hard disk drives. NIDEC also sells its products to the manufacturers of various industrial equipment, electric household appliances, home video game consoles, telecommunication equipment and audio-visual equipment.

3. Summary of significant accounting policies

Nidec Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America.

Significant accounting policies after reflecting adjustments for the above are as follows:

1) Estimates -

The preparation of NIDEC’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include allowance for doubtful accounts, depreciation and amortization of long-lived assets, valuation allowance for deferred tax asset and pension liabilities. Actual results could differ from those estimates.

2) Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Companies over which NIDEC exercises significant influence, but which it does not control, are classified as affiliated companies and accounted for using the equity method. Consolidated net income includes NIDEC’s equity in current earnings (losses) of such companies, after elimination of unrealized intercompany profits.

On occasion, a consolidated subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public or private offering or upon conversion of convertible debt to common stock at amounts per shares in excess of or less than NIDEC’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs.

If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured, the transaction is accounted for as a capital transaction.

3) Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the year-end exchange rates and all income and expense accounts are translated at exchange rates that approximate those prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rates and the resulting transaction gains or losses are taken into income.

4) Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

5) Inventories -

Inventories are stated at the lower of cost or market. Cost is determined principally on the average cost basis. Cost includes the cost of materials, labor and applied factory overhead. Projects in progress, which mainly relate to production of factory automation equipment based on contracts with customers, are stated at the lower of cost or estimated realizable value, cost being determined as the accumulated production cost.

6) Marketable securities -

Marketable securities consist of equity securities that are listed on recognized stock exchanges. Equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Realized gains and losses are determined on the average cost method and are reflected in the statement of income. Other than temporary declines in market value of individual securities classified as available-for-sale are charged to income in the period the loss occurs.

7) Derivative financial instruments -

NIDEC employs derivative financial instruments, including foreign currency options, interest rate swap, interest rate cap agreements and foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Derivative contracts are marked to market and changes in value, both increases and decreases, are recognized directly in the consolidated statement of income. No derivatives are designated as hedges or accounted for as hedges.

8) Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method to reflect the accelerated basis on which machinery is replaced earlier due to short product cycles and rapid technology changes by Nidec Corporation, its Japanese subsidiaries and its Thai manufacturing subsidiary, which mainly produce high-end spindle motors for hard disk drives and are usually the first to commence production of new products, and on the straight-line method for foreign subsidiary companies (except for the Thai manufacturing subsidiary) at rates based on the estimated useful lives of the assets. Estimated useful lives are range from 10 to 20 years for most spindle motor factories, from 7 to 60 years for factories to produce other products, 50 years for the head office and sales offices, from 3 to 22 years for leasehold improvement, and from 2 to 13 years for machinery and equipment.

Depreciation expense amounted to ¥10,081 million for the six-month period ended September 30, 2004.

9) Goodwill -

NIDEC adopted Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”.

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment.

10) Long-lived assets -

NIDEC reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated as the excess of the assets carrying value over its fair value. Long-lived assets that are to be disposed of other than by sale are considered to be held and used until the disposal. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less costs to sell. Reductions in carrying value are recognized in the period in which long-lived assets are classified as held for sale.

11) Revenue recognition -

NIDEC recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Motors are generally met at the time product is delivered to the customers’ site. Revenue for machinery and equipment sales is recognized upon receipt of final customer acceptance. At the time the related revenue is recognized, NIDEC makes provisions for estimated product returns.

12) Advertising costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥125 million for the six-month period ended September 30, 2004.

13) Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

14) Net income per share -

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period.

The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds and warrants. All per share amounts have been restated to reflect the retroactive effect of stock splits.

15) Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. NIDEC’s other comprehensive income is primarily comprised of unrealized gains and losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments to recognize additional minimum liabilities associated with NIDEC’s defined benefit pension plans.

16) Stock-based compensation

NIDEC follows the disclosure-only provisions of SFAS No. 148 - “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” and has elected to apply APB No. 25 in accounting for its stock-based compensation plans. No compensation expense is recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock.

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	September 30, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,708	¥9,432	¥966	¥16,174
Debt securities	28	0	-	28
Total	¥7,736	¥9,432	¥966	¥16,202

Securities not practicable to fair value
Equity securities	¥2,000

During the six-month period ended September 30, 2004, the net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥413 million.

Proceeds from sales of available-for-sale securities was ¥1,606 million for the six-month period ended September 30, 2004. On this sales, gross realized gain was ¥768 million and gross realized loss didn’t occur.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” These securities were issued by various non-public companies. These securities are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

5. Lease commitments

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at September 30, 2004 are as follows:

Yen in millions
For the 12-month period ended September 30,
2005	¥221
2006	174
2007	161
2008	164
2009	153
2010 and thereafter	842
Total minimum lease payments	¥1,715

The future minimum lease payments to be received under operating leases that have remaining non-cancelable term at September 30, 2004 are as follows:

Yen in millions
For the 12-month period ended September 30,
2005	¥19
2006	18
2007	10
2008	3
2009	3
2010 and thereafter	1
Total minimum future rentals	¥54

6. Derivative financial instruments

NIDEC manages the exposure of its financial assets and liabilities to interest rate and foreign exchange rate movements through the use of derivative financial instruments which include foreign exchange forward contracts, foreign currency option agreements, interest rate swap agreements and interest rate cap agreements. These financial instruments are executed with creditworthy financial institutions, and substantially all foreign currency contracts are denominated in U.S. dollars. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations and elements of credit risk in the event that the counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, NIDEC’s risk is limited to the fair value of the instrument. Although NIDEC may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to NIDEC’s financial instruments represent, in general, international financial institutions. Additionally, NIDEC does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, NIDEC believes that the overall credit risk related to its financial instruments is insignificant.

Derivative financial instruments without hedge activities

Changes in the estimated fair value of foreign exchange forward contracts, determined by reference to the discounted present value of net cash flows, are recognized as “Gain (loss) on derivative instruments, net” in the consolidated statement of income. Losses from foreign exchange forward contracts were ¥79 million for the six-month period ended September 30, 2004. The contracted amount outstanding on September 30, 2004 was ¥7,769 million.

Interest rate swap and cap agreements, which mature from 2004 to 2009, were designed to reduce NIDEC’s exposure to losses resulting from adverse fluctuations in cash flows due to changes in interest rates on underlying debt instruments.

Changes in the fair value of interest rate swap agreements, which are estimated based on the discounted amounts of net future cash flows, are recognized as “Gain (loss) on derivative instruments, net” in the income statement. Gains from interest rate swap agreements were ¥5 million for the year ended September 30, 2004. On September 30, 2004, the aggregate notional amounts of the interest rate swap agreements was ¥1,750 million pay fixed.

Interest rate cap agreements require the writer to pay the purchaser at specified future dates the amounts, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. The premiums paid for interest rate cap agreements purchased are included in“Prepaid expenses and other current assets” and “Other non-current assets” in the accompanying consolidated balance sheets. Differences between the premium paid and fair value of these contracts and subsequent changes in fair values of option prices, which are calculated based on Black-Scholes model, are recognized as in the income statement. Gains from interest rate cap agreements were ¥4 million for the six-month period ended September 30, 2004. On September 30, 2004, the notional amounts of interest rate cap agreement were ¥2,500 million.

7. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥716 million at September 30, 2004. On April 2002, NIDEC Corporation’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subconstractor of Nidec Tosok Corporation, totaling ¥311 million in order to provide funds for Okaya’s manufacturing facilities in Vietnam. Also, NIDEC has guaranteed bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults was approximately ¥405 million as of September 30, 2004.

8. Segment Information

Operating segment information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), the operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC report separately information about each operating segment that (a) is the operating segment and (b) exceeds the quantitative thresholds (*1). Two or more operating segments are aggregated into a single operating segment, if the segments have similar economic characteristics (*2).

If total of external revenue reported by operating segments constitutes less than 75% of total consolidated revenue, additional operating segments shall be identified as reportable segments (even if they do not meet the quantitative thresholds) until at least 75% of total consolidated revenue is included in reportable segments.

*1 Quantitative thresholds

NIDEC report separately information about an operating segment that meets any of the following quantitative thresholds:

(1) Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10% or more of the combined revenue, internal and external, of all reported operating segments.

(2) The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of a) the combined reported profit of all operating segments that did not report a loss or b) the combined reported loss of all operating segments that did report a loss

(3) Its assets are 10% or more of the combined assets of all operating segments

*2 Similar economic characteristics

Two or more operating segments are aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

(1) The nature of the products and services

(2) The nature of the production processes

(3) The type or class of customer for their products and services

(4) The methods used to distribute their or provide their services

(5) The nature of the regulatory environment

NCJ	The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.
NET	The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produces and sells hard disk drive motors.
NCD	The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.
NCT	The NCT segment comprises Nidec Taiwan Corporation, a subsidiary in Taiwan, which primarily sells DC motors and fans.
NCS	The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.
NCF	The NCF segment comprises Nidec Philippines Corporation, a subsidiary in The Philippines, which primarily produces and sells hard disk drive motors.
SNKC	The SNKC segment comprises Sankyo Seiki Mfg. Co., Ltd., a subsidiary in Japan, which primarily produces and sells micro motors and optical and electronic components.
NCPL	The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic components.
NTSC	The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile components and machinery.
NCEL	The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.
NSBC	The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.
NPMC	The NPMC segment comprises Nidec Power Motor Corporation, a subsidiary in Japan, which primarily produces and sells AC motors.
All Others	The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for management’s purposes.

Segmental information on revenue from external customers and other segmental information for six-month period ended September 30, 2004 are as follows:

Revenue from external customers

Yen in millions
NCJ	¥27,910
NET.	16,062
NCD	260
NCT	5,804
NCS	19,484
NCF	688
SNKC	33,266
NCPL	29,033
NTSC	11,912
NCEL	9,851
NSBC	8,098
NPMC	5,253
All Others	68,372
Total	235,993
Others *1	412
Consolidated total	¥236,405

 *1: Others mainly include recognition of the revenues of subsidiaries out of management reports due to their immateriality are main components.

Revenue from other operating segments

Yen in millions
NCJ	¥31,672
NET.	9,304
NCD	18,747
NCT	557
NCS	1,046
NCF	9,224
SNKC	9,667
NCPL	4,826
NTSC	379
NCEL	1,192
NSBC	4,063
NPMC	174
All Others	80,482
Total	171,333
Intersegment elimination	(171,333)
Consolidated total	¥-

Segment profit or loss

Yen in millions
NCJ	¥651
NET.	4,097
NCD	1,600
NCT	115
NCS	1,137
NCF	(203)
SNKC	3,276
NCPL	1,656
NTSC	677
NCEL	1,768
NSBC	631
NPMC	298
All Others	8,291
Total	23,994
U.S. GAAP adjustments to accrue pension and severance costs	163
Consolidation adjustments mainly related to elimination of intercompany profits	(754)
Reclassification *1	667
Others *2	26
Consolidated total	¥24,096

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes profit caused by reversal of provision of retirement allowance.

*2 Others mainly include other U.S. GAAP adjustments.

Product information

The following table provides product information for the six-month period ended September 30, 2004:

Yen in millions
Small precision motors
Hard disk drives spindle motors	¥53,030
Other small precision brushless DC motors	28,757
Small precision brush DC motors	5,383
Brushless DC fans	17,401
Sub-total	104,571
Mid-size motors	18,697
Machinery	37,276
Electronic and optical components	64,964
Others	10,897
Consolidated total	¥236,405

The “Hard disk drives spindle motors” group of products consists of ball bearing hard disk drives spindle motors, including those for 3.5-inch, 2.5-inch, 1.8-inch and 1.0-inch hard disk drives. It also includes fluid dynamic bearing hard disk drives spindle motors for 3.5-inch, 2.5-inch and 1.8-inch hard disk drives.

The “Other small precision brushless DC motors” group of products consists of brushless motors for many types of products, including CD-ROM and CD-read / write drives, DVD players, high-capacity floppy disk drives, copiers, printers and fax machines.

The “Small precision brush DC motors” group of products consists of brush DC motors for many types of products, including DVD players, CD-ROM and home video game consoles.

The “Brushless DC fans” group of products consists of brushless fans, which are used in many types of products, including computers and game machines for the purpose of lowering the temperature of central processing units in these products.

The “Mid-size motors” group of products consists of motors for automobiles, motors for industrial use, motors for home appliances and servomotors for OA equipment.

The “Machinery” group of products consists of semiconductor production equipment (e.g., die bonders, board testers), high-speed press machines, measuring machines, power transmission equipment, and FA systems.

The “Electronic and optical components” group of products consist of optical pickup units, motor-driven actuator units, shutters for digital camera, trimmer and potentiometers.

“Others” consists of automobile components, pivot assemblies, other components and other services.

Geographic information

Revenue from external customers, which are attributed to countries based on the location of the parent company or the subsidiaries that transacted with the external customer.

Yen in millions
Japan	¥147,320
U.S.A	4,245
Singapore	28,240
Thailand	18,884
The Philippines	2,697
China	10,770
Other	24,249
Consolidated total	¥236,405

The following table presents certain information regarding NIDEC’s net sales and operating income by geographic areas for the six-month period ended September 30, 2004. NIDEC discloses the supplemental segment information for NIDEC’s financial statements user in Japan, in addition to the segment information required SFAS No.131.

(Unaudited)

	Yen in millions
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidate
Net sales:
Customers	¥147,320	¥4,245	¥82,686	¥2,154	¥236,405	¥-	¥236,405
Intersegment	49,021	389	90,066	3	139,479	(139,479)	-
Total	196,341	4,634	172,752	2,157	375,884	(139,479)	236,405
Operating expenses	181,559	4,152	162,009	2,078	349,798	(137,489)	212,309
Operating income	¥14,782	¥482	¥10,743	¥79	¥26,086	¥(1,990)	¥24,096

Note (1) Regions are based on geographic vicinity.

Note (2) Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, The Philippines

(3) Other: Europe

Note (3) Amount of unallocated expenses included in Elimination/Corporate was expenses derived from the overhead department of the parent company’s administration and accounting divisions. The amount was ¥1,338 million for the six-month period ended September 30, 2004.

Overseas sales (Consolidated)

The following table presents certain information regarding NIDEC’s net sales by geographic areas excluding Japan for the six-month period ended September 30, 2004. NIDEC discloses the supplemental segment information for NIDEC’s financial statements user in Japan, in addition to the segment information required SFAS No.131.

(Unaudited)

		Yen in millions
	North America	Asia	Other	Total
Overseas sales	¥9,267	¥125,935	¥11,721	¥146,923
Consolidated sales	¥-	¥-	¥-	¥236,405
Overseas sales to consolidated sales	3.9%	53.3%	4.9%	62.1%

Note (1) The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, The Philippines

Other: Europe

Note (2) Overseas sales comprise of sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

9. Per share data

1) Shareholders’ equity per share	¥2,644.71
2) Net income per share -basic
Weighted-average number of shares outstanding -basic	68,650,604
Net income per share -basic	¥233.78
3) Net income per share -diluted
Weighted-average number of shares outstanding -diluted	72,267,375
Net income per share -diluted	¥222.39

(2) Others

(Interim consolidated financial statements based on U.S. GAAP)

Previous interim consolidated financial statements for the period ended September 30, 2003 and the previous consolidated financial statements for the year ended March 31, 2004 were unaudited pursuant to the Securities and Exchange Law (Article 193(2)) in Japan.

Consolidated Balance Sheets	(¥ Million)
Assets	September 30		March 31
	2003		2004
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Current assets:
Cash and cash equivalents	¥31,912		¥73,392
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥410 million in September, 2003 and ¥623 million in March, 2004:
Notes	8,071		17,431
Accounts	53,234		96,509
Inventories:
Finished goods	7,305		15,850
Raw materials	4,755		10,267
Work in progress	4,974		15,016	52.2
Project in progress	883		886
Supplies and other	436		3,226
Prepaid expenses and other current assets	11,332		13,838
Total current assets	122,902	44.1	246,415	55.5

Investments and advances:
Marketable securities and other securities investments	10,529		19,892
Investments in and advances to affiliates	43,162		2,259
Total Investments and advances	53,691	19.2	22,151	5.0

Property, plant and equipment:
Land	23,201		30,532
Buildings	45,912		73,860
Machinery and equipment	85,004		163,401
Construction in progress	2,200		7,411
Sub-total	156,317		275,204
Less – Accumulated depreciation	(64,454)		(142,792)
Total Tangible assets	91,863	32.9	132,412	29.8
Goodwill	4,321	1.6	28,078	6.3
Other non-current assets	6,164	2.2	14,830	3.4
Total assets	¥278,941	100.0	¥443,886	100.0

	(¥ Million)
Liabilities and Shareholders’ Equity	September 30		March 31
	2003		2004
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Current liabilities:
Short-term borrowings	¥75,268		¥86,636
Current portion of long-term debt	7,485		2,653
Trade notes and accounts payable	48,578		93,418
Other current liabilities	18,824		24,087
Total current liabilities	150,155	53.8	206,794	46.6
Long-term liabilities:
Long-term debt	14,505		45,025
Accrued pension and severance costs	8,533		29,836
Other long-term liabilities	1,050		3,054
Total long-term liabilities	24,088	8.7	77,915	17.5
Total liabilities	174,243	62.5	284,709	64.1

Minority interest in consolidated subsidiaries	9,521	3.4	49,131	11.1
Commitments and contingencies

Shareholders’ equity:
Common stock	26,648	9.6	28,995	6.5
Additional paid-in capital	25,980	9.3	31,822	7.2
Retained earnings	51,158	19.3	57,887	13.0
Accumulated other comprehensive income (loss)	(8,535)	(3.1)	(8,535)	(1.9)
Treasury stock	(74)	(0.0)	(123)	(0.0)
Total shareholders’ equity	95,177	34.1	110,046	24.8
Total liabilities and shareholders’ equity	¥278,941	100.0	¥443,886	100.0

Supplemental information of shareholders’ equity:
Authorized shares	240,000,000 shares	240,000,000 shares
Outstanding shares	63,748,871 shares	65,017,898 shares
Treasury shares	9,615 shares	14,360 shares

Consolidated Statements of Income

	(¥ Million)
	September 30		March 31
	2003		2004
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Net sales	¥119,040	100.0	¥277,497	100.0
Operating expenses:
Cost of products sold	93,283	78.4	218,189	78.6
Selling, general and administrative expenses	10,805	9.1	28,542	10.3
Research and development expenses	3,627	3.0	8,751	3.2
Total cost of products sold and selling, general and administrative expenses	107,715	90.5	255,482	92.1
Operating income	11,325	9.5	22,015	7.9
Other income (expense):
Interest and dividend income	124		362
Interest expense	(413)		(862)
Foreign exchange (loss) gain, net	(1,677)		(3,149)
Gain from marketable securities, net	6		816
Loss on derivative instruments, net	(54)		(5)
Other, net	258		462
Total other income (expense)	(1,756)	(1.4)	(2,376)	(0.8)
Income before provision for income taxes	9,569	8.1	19,639	7.1
Provision for income taxes	(1,847)	(1.6)	(5,424)	(2.0)
Income before minority interest and equity in earnings of affiliated companies	7,722	6.5	14,215	5.1
Minority interest in income of consolidated subsidiaries	573	0.5	648	0.2
Equity in net (income) losses of affiliated companies	(1,254)	(1.1)	(2,522)	(0.9)
Net income	¥8,403	7.1	¥16,089	5.8

Per share data:
Net income – basic	¥132.08		¥251.14
- diluted	¥128.09		¥241.53
Cash dividends	¥15.00		¥30.00

Consolidated statements of shareholders’ equity and comprehensive income (loss)

For the six-month period ended September 30, 2003		Yen in millions
	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2003	¥26,485	¥25,817	¥43,708	¥(7,387)	¥(66)	¥88,557
Comprehensive income:
Net income			8,403			8,403
Other comprehensive income (loss):
Foreign currency translation adjustments				(2,662)		(2,662)
Unrealized gains on securities, net of reclassification adjustment				1,477		1,477
Minimum pension liability adjustment				37		37
Total comprehensive income						7,255
Dividends paid			(953)			(953)
Conversion of convertible debt	163	163				326
Purchase of treasury stock					(8)	(8)
Balance at September 30, 2003	¥26,648	¥25,980	¥51,158	¥(8,535)	¥(74)	¥95,177

For the year ended March 31, 2004		Yen in millions
	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2003	¥26,485	¥25,817	¥43,708	¥(7,387)	¥(66)	¥88,557
Comprehensive income:
Net income			16,089			16,089
Other comprehensive income (loss):
Foreign currency translation adjustments				(5,785)		(5,785)
Unrealized gains on securities, net of reclassification adjustment				2,747		2,747
Minimum pension liability adjustment				1,890		1,890
Total comprehensive income						14,941
Dividends paid			(1,910)			(1,910)
Conversion of convertible debt	2,510	2,510				5,020
New shares issued upon shares exchange		3,495				3,495
Purchase of treasury stock					(57)	(57)
Balance at March 31, 2004	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046

Consolidated Statement of Cash Flows

	Yen in millions
	Six months ended September 30,	Year ended March 31,
	2003	2004
Cash flows from operating activities:
Net income	¥8,403	¥16,089
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,760	14,490
Gain from sales of marketable securities	(6)	(816)
Gain on sales and disposal of fixed assets	356	819
Minority interest in income of consolidated subsidiaries	573	648
Equity in net income of affiliated companies	(1,254)	(2,522)
Loss on derivative instruments, net	54	5
Foreign currency adjustments	1,565	3,566
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(2,824)	(3,559)
Decrease (increase) in inventories	(2,086)	(5,959)
Increase (decrease) in notes and accounts payable	268	5,699
Increase (decrease) in accrued income taxes	803	876
Other	794	2,074
Net cash provided by operating activities	13,406	31,410
Cash flows from investing activities:
Additions to property, plant and equipment	(7,098)	(22,631)
Proceeds from sales of property, plant and equipment	211	893
Purchases of marketable securities	(22)	(2,176)
Proceeds from sales of marketable securities	21	1,780
Investments in and advances to affiliates	(13,180)	(14,807)
Proceeds from sales of investments in affiliated companies	-	955
Payments for additional investments in subsidiaries	(626)	(1,057)
Acquisitions of consolidated subsidiaries, net of cash acquired	278	16,435
Other	(17)	(525)
Net cash used in investing activities	(20,433)	(21,133)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	11,337	11,204
Proceeds from issuance of long-term debt	-	0
Repayments of long-term debt	(3,517)	(7,774)
Proceeds from issuance of corporate bonds	-	30,873
Dividends paid	(953)	(1,910)
Other	222	101
Net cash (used in) provided by financing activities	7,089	32,494

Effect of exchange rate changes on cash and cash equivalents	(1,189)	(2,418)
Net increase (decrease) in cash and cash equivalents	(1,127)	40,353
Cash and cash equivalents at beginning of period	33,039	33,039
Cash and cash equivalents at end of period	31,912	¥73,392

2. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	(¥ Million)
Assets	September 30		September 30		March 31
	2003		2004		2004
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥17,348		¥18,323		¥10,391
Notes receivable	899		991		908
Accounts receivable	31,208		34,633		30,034
Inventories	2,291		2,711		2,532
Short-term loans to affiliates	-		18,700		4,168
Other receivables (Note 5)	5,316		6,567		7,473
Other current assets	6,554		1,116		887
Allowance for doubtful accounts	(192)		(300)		(195)
Total current assets	63,426	33.8	82,741	33.8	56,203	25.9
Fixed assets:
Tangible assets (Note 1)	27,991		22,239		27,796
Buildings	9,278		8,918		9,070
Machinery and equipment	1,290		1,221		1,205
Land (Note 2. 4)	15,536		9,947		15,667
Other tangible assets	1,886		2,153		1,852
Intangible assets	318		201		267
Investments and other assets	96,142		139,732		132,874
Investment securities (Note 2. 6)	20,333		6,856		8,410
Investment securities of affiliates	65,151		120,243		112,171
Others (investments)	11,175		13,157		12,816
Allowance for doubtful accounts	(518)		(524)		(524)
Total fixed assets	124,452	66.2	162,172	66.2	160,938	74.1
Total assets	187,878	100.0	244,913	100.0	217,141	100.0

					(¥ Million)
Liabilities and Shareholders’ Equity	September 30		September 30		March 31
	2003		2004		2004
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes payable	¥800		¥127		¥228
Accounts payable	21,739		24,909		20,430
Short-term borrowings (Note 2)	41,018		6,766		45,384
Current portion of Convertible bonds	4,698		-		-
Accrued bonuses to employees	880		1,006		983
Others	14,362		5,502		6,298
Total current liabilities	83,498	44.4	38,310	15.7	73,324	33.8
Non-current liabilities:
Corporate bonds	-		30,000		30,000
Convertible bonds	9,278		9,264		9,274
Long-term debt (Note 2)	2,970		1,508		2,368
Accrued severance and benefit costs	1,454		827		659
Accrued retirement benefit to directors	518		531		541
Others	32		757		847
Total fixed liabilities	14,254	7.6	42,887	17.5	43,691	20.1
Total liabilities	97,752	52.0	81,197	33.2	117,016	53.9

Shareholders’ equity (based on revised rule):
Common stock	26,647	14.2	59,122	24.1	28,994	13.4
Additional paid-in capital	26,522	14.1	63,343	25.9	33,223	15.3
Retained earnings	37,234	19.8	41,162	16.8	37,172	17.1
Legal reserve	720		720		720
Reserve for general purpose	32,550		33,150		32,550
Unappropriated retained earnings	3,963		7,292		3,901
Land revaluation reserve (Note 4)	(701)	(0.4)	(813)	(0.3)	(701)	(0.3)
Net unrealized loss on securities	496	0.3	1,041	0.4	1,559	0.7
Treasury stock	(73)	(0.0)	(139)	(0.1)	(123)	(0.1)
Total shareholders’ equity	90,125	48.0	163,716	66.8	100,125	46.1
Total liabilities and shareholders’ equity	187,878	100.0	244,913	100.0	217,141	100.0

(2) Non-consolidated Statements of Income

	(¥ Million)
	September 30,				March 31,
	2003		2004		2004
	Amount	%	Amount	%	Amount	%
Net sales	¥59,614	100.0	¥59,582	100.0	¥118,636	100.0
Cost of sales	53,039	89.0	52,716	88.5	105,200	88.7
Gross profit	6,574	11.0	6,866	11.5	13,436	11.3
Selling, general and administrative expenses	5,928	9.9	6,215	10.4	11,953	10.1
Operating income	645	1.1	651	1.1	1,482	1.2
Other income (Note 1)	2,903	4.9	5,817	9.7	5,634	4.7
Other expenses (Note 2)	1,167	2.0	559	0.9	2,330	1.9
Recurring profit	2,381	4.0	5,909	9.9	4,785	4.0
Extraordinary gains (Note 3)	35	0.1	615	1.1	1,485	1.3
Extraordinary losses (Note 4)	438	0.8	172	0.3	1,176	1.0
Income before income taxes	1,978	3.3	6,352	10.7	5,095	4.3
Income taxes (Current)	750	1.3	1,104	1.9	1,469	1.2
Income taxes (Deferred)	(573)	(1.0)	314	0.5	930	0.8
Net income	¥1,801	3.0	¥4,934	8.3	¥2,695	2.3
Retained earnings brought forward from previous period	2,162		2,246		2,162
Reversal of Land revaluation reserve	-		112		-
Dividend for the period	-		-		956
Unappropriated retained earnings for the period	¥3,963		¥7,292		¥3,901

Important Items Regarding the Basis of Preparation of Financial Statements

Previous Fiscal Period (From April 1 to September 30, 2003)

1. Valuation method of assets

(1) Securities

Held-to-maturity securities: Amortized cost method

Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

Other securities with fair value:

Stated at fair value based on market price at end of the period (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(2) Derivatives: Stated at fair value

(3) Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower of cost or market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

Major economic lives of tangible fixed assets are as follows;

Buildings: 2 to 50 years

Machinery and equipment: 2 to 9years

(2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the straight-line method over five years that applied to the Japanese Commercial Code with its maximal length.

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits

Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2003, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

Method of hedge

Forward exchange contracts

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes: Computed by the net of tax method

Current Fiscal period (From April 1 to September 30, 2004)

1. Valuation method of assets

(1) Securities

Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

Other securities with fair value:

Stated at fair value based on market price at end of the period (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(2) Derivatives: Stated at fair value

(3) Valuation method of inventories

Finished goods, materials, work in progress: Stated at the lower of cost or market with cost determined using the moving average method

Supplies: Stated based on the last purchase method

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

Major economic lives of tangible fixed assets are as follows;

Buildings: 3 to 50 years

Machinery and equipment: 2 to 9 years

(2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the straight-line method over five years that applied to the Japanese Commercial Code with its maximal length.

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits

         Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2004, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

Method of hedge

Forward exchange contracts

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

(1) Accounting for consumption taxes: Computed by the net of tax method

(2) Share issuance expenses: Recognized as expensed

Previous Fiscal Year (From April 1, 2003 to March 31, 2004)

1. Valuation method of assets

(1) Valuation method of Securities

Held-to-maturity securities: Amortized cost method

Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated at cost determined using the moving average method

(2)

Valuation method of derivatives: Stated based on the market value method

(3) Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies: Stated based on the last purchase method

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

 Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings: 2 to 50 years

Machinery and equipment: 2 to 9 years

(2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees

Nidec Corporation provided accrued bonuses to employees based on the estimated amount of payment.

(3) Provision for employees’ retirement benefits

    Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional information)

On January 26, 2004, Nidec’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay “minimum obligation reserve”. The estimated amount of “minimum obligation reserve” is 1,755 million yen as of March 31.

(4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2004, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

1)Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

2) Method and object of hedge

Method of hedge

Forward exchange contracts

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

       With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same.

7. Other important items for the preparation of financial statements

(1) Accounting for consumption taxes: Computed by the net of tax method

(2) Share issuance expenses: Recognized as expensed

 Bond issuance expenses: Recognized as expensed

Change of representation of accounts in the non-consolidated financial statement

Current Fiscal period (From April 1 to September 30, 2004)

(Non-consolidated interim balance sheet)

“Short-term loans to affiliates” which was included in “Other current assets” in the previous interim balance sheet (amounted to ¥3,458 million) is independently represented, because it increased to more than 5% of total assets as of September 30, 2004.

Additional information

Current Fiscal period (From April 1 to September 30, 2004)

(Pro forma standard taxation）

In compliance with the “Act Concerning Partial Reform of the Local Tax Law” which was officially announced by the Japanese government on March 31, 2003, the Pro Forma Standard Taxation was introduced for the Corporate Enterprise Tax effective for the fiscal year starting April 1, 2004.

The value-added input and capital input portions of the enterprise tax were treated as selling, general and administrative expenses and cost of sales in accordance with Practical Guidance Report No.12, “Treatment of the Pro Forma Standard Tax Portion of Corporate Tax in the Statements of Income,” announced by the Accounting Standards Board of Japan on February 13, 2004.

As a result, cost of sales increased by ¥56 million and selling, general and administrative expenses increased ¥36 million. And operating income, recurring profit and income before income taxes decreased by ¥92 million, respectively.

Notes to the Non-Consolidated Balance Sheets

Note1. Accumulated depreciation of tangible assets

		Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Accumulated depreciation of tangible assets	¥11,540	¥11,897	¥11,573

Note2. Assets pledged as collateral and secured liability

		Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Investment in securities	¥1,132		¥1,442
Secured liabilities with respect to the foregoing:
Long-term debt	¥500		¥500

(In which, current portion of long-term debt)	(¥250)		(¥250)

Notes: In addition to above collateral, As of September 30, 2003, Nidec Corporation pledged land (¥2,404 million) and investment in securities (¥958 million) for Sankyo Seiki Mfg Co., Ltd.’s loan from bank.

Note3. Contingent liabilities

			Japanese yen (Millions)
	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004
Amount of debt securities from bank loans		¥7,855		¥6,141		¥6,391
(Affiliated companies)
Nidec Electronics (Thailand) Co., Ltd.	(US$8,225 th.) (TB239,035 th.)	915 664		-		-
Nidec America Corporation	(US$3,168 th.)	352		-	(US$595 th.)	62
Nidec Philippines Corporation	(US$30,000 th.)	3,337 312	(US$38,900 th.)	4,320 312	(US$36,900 th.)	3,899 312
Nidec Precision Philippines Corporation		860		620		825
Nidec Tosok (Vietnam) Co., Ltd.	(US$4,339 th.)	482	(US$3,005 th.)	334	(US$3,724 th.)	393
Nidec Shibaura (Zhejiang) Co., Ltd.	(US$6,000 th.)	667		-		-
Nidec Singapore Pte. Ltd.	(US$368 th.)	40		-	(US$497 th.)	52
Nidec (Dongguan) Limited	(US$2,000 th.)	222	(US$2,000 th.)	222	(US$2,000 th.)	211
Nidec (Zhejiang) Limited		¥-	(US$3,000 th.)	¥333	(US$6,000 th.)	¥634

Note4. Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation has been shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as specified in Clause 4, Article 2 of the “Enforcement Regulations of the Law Concerning Revaluation of Land” (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of arriving at the land price for computing the standard taxation of the Land Value Tax as specified in Article 16 of the “Land Value Tax Law” (Law No. 69 of 1991), with reasonable adjustments made to it.

Date of the revaluation of land: March 31, 2000

The difference between revalued book amount and current quotation as of September 30, 2003	¥991 million
The difference between revalued book amount and current quotation as of September 30, 2004	¥2,124 million
The difference between revalued book amount and current quotation as of March 31, 2004	¥991 million

Note5. Handling of consumption tax

As of September 30, 2003

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

As of September 30, 2004

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

As of March 31, 2004

N/A

Note6. Investment securities

As of September 30, 2003

Investment securities as of September 30, 2003 (¥20,333 million) included additional paid-in capital for Sankyo Seiki Mfg. Co., Ltd. (¥12,484 million).

As a result of the additional paid-in capital, Nidec Corporation held 40.6% of voting rights in Sankyo Seiki Mfg. Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd. became an affiliated company of Nidec Corporation on October 1, 2003.

As of September 30, 2004

N/A

As of March 31, 2004

N/A

Note to Non-Consolidated Statements of Income

Note1. Major items of other income

As of September 30, 2003
Interest income:	¥48 million
Dividend income:	¥2,578 million

As of September 30, 2004
Interest income:	¥104 million
Dividend income:	¥4,147 million
Foreign currency transaction income	¥1,158 million

As of March 31, 2004
Interest income:	¥120 million
Dividend income:	¥4,915 million

Note2. Major items of other expenses

As of September 30, 2003
Interest expenses:	¥101 million
Interest on corporate bonds:	¥49 million
Foreign currency transaction loss:	¥926 million

As of September 30, 2004
Interest expenses:	¥87 million
Interest on corporate bonds:	¥37 million
Share issuance expenses:	¥321 million

As of March 31, 2004
Interest expenses:	¥192 million
Interest on corporate bonds:	¥85 million
Foreign currency transaction loss:	¥1,705 million

Note3. Major items of extra ordinary income

As of September 30, 2003
Gain on reversal of allowance for doubtful accounts:	¥26 million

As of September 30, 2004
Gain on sale of land	¥30 million
Gain on sale of marketable securities	¥571 million

As of March 31, 2004
Gain on sale of investment securities	¥466 million
Gain on sale of investment in affiliates:	¥2 million
Gain on reversal of allowance for doubtful accounts:	¥22 million
Gain on return of substitutional portion of governmental welfare pension program	¥972 million

Note4. Major items of extra ordinary loss

As of September 30, 2003
Loss on disposal of buildings:	¥110 million
Relocation expenses:	¥292 million

As of September 30, 2004
Loss on sale of land	¥145 million

As of March 31, 2004
Loss on disposal of buildings:	¥118 million
Loss on disposal of machinery:	¥79 million
Loss on sale of investment in affiliates:	¥613 million
Relocation expenses:	¥292 million

Notes: As of September 30, 2003 and March 31,2004, Relocation expenses purpose to integrate and enhance the management control structure and R&D structure of Nidec Corporation.

Note5. Depreciation amount

		Japanese yen (millions)
	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Tangible assets	775	694	1,611
Intangible assets	75	79	153

Notes to Leases

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥3	¥55
Structures	5	0	5
Machinery and equipment	56	44	11
Tools, furniture and fixtures	1,234	560	674
Software	121	101	20
Total	¥1,478	¥710	¥768

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payments at the interim balance sheet date

Due within one year	¥301	million
Due over one year	¥466	million
Total	¥768	million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥161	million
Depreciation	¥161	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the non-consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2004

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥60	¥9	¥51
Structures	6	1	5
Machinery and equipment	57	54	3
Tools, furniture and fixtures	973	415	558
Software	53	49	4
Total	¥1,149	¥528	¥621

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments are include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date.

Due within one year	¥216	million
Due over one year	¥405	million
Total	¥621	million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥154	million
Depreciation	¥154	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the non-consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2004

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥6	¥53
Structures	5	0	5
Machinery and equipment	56	49	7
Tools, furniture and fixtures	1,248	654	593
Software	66	56	10
Total	¥1,437	¥767	¥670

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date

Due within one year	¥260	million
Due over one year	¥409	million
Total	¥670	million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion

(3) Lease payments and depreciation

Lease payments	¥320	million
Depreciation	¥320	million

(4) Calculation of depreciation

Depreciation, which is not reflected in the non-consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Six months ended September 30, 2003

Future lease payments
Due within one year	¥3	million
Due over one year	3	million
Total	¥6	million

Six months ended September 30, 2004

Future lease payments
Due within one year	¥2	million
Due over one year	1	million
Total	¥3	million

Year ended March 31, 2004

Future lease payments
Due within one year	¥2	million
Due over one year	1	million
Total	¥4	million

Notes To Marketable Securities

As of September 30, 2003

Marketable Securities of Subsidiaries and Affiliates (¥ million)

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥37,404	¥71,674	¥34,269
Investment in affiliates	-	-	-
Total	¥37,404	¥71,674	¥34,269

As of September 30, 2004

Marketable Securities of Subsidiaries and Affiliates (¥ million)

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥87,100	¥189,228	¥102,128
Investment in affiliates	-	-	-
Total	¥87,100	¥189,228	¥102,128

As of March 31, 2004

Marketable Securities of Subsidiaries and Affiliates

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥79,352	¥182,985	¥103,632
Investment in affiliates	-	-	-
Total	¥79,352	¥182,985	¥103,632

Subsequent event

Interim period from April 1 to September 30, 2003	Interim period from April 1 to September 30, 2004	Fiscal period from April 1, 2003 to March 31, 2004
1. On October 1, 2003, Nidec and Nidec-shimpo Corporation exchanged share which was based on entered into share exchange contract on April 25, 2003. On October 1, 2003, Nidec issued newly 582,990 common shares. And owing to the share exchange, capital reserve increased by ¥4,352 million.	-

1. Nidec approved the issuance of new shares at a meeting of the board of directors held on May 28, 2004 as follows.

a) Offering method: Public offering

b) Number of shares to be issued: 5,000,000 shares of common stock

c) Issue price: 10,704.70 Japanese yen per share

d) Total amount at issue price: 53,523,500,000 Japanese yen

e) Portion of issue price to be accounted to stated capital: 5,353 Japanese yen per share

f) Total amount at portion of issue price to be accounted to stated capital: 26,765,000,000 Japanese yen

g) Payment date: June 17, 2004

h) Initial date for dividend accrual: April 1, 2004

i) Use of funds raised: Nidec expects to use for capital expenditure, investment in and financing of affiliated companies, and repay borrowings.

2. Nidec Corporation held a meeting of the Board of Directors on September 30, 2003 and approved the issuance of yen denominated zero coupon convertible bonds with stock acquisition rights due October 17, 2008.

(1) Kind of corporate bond

Yen denominated zero coupon convertible bonds with stock acquisition rights

(2) Amount of corporate bond

15,000pic

(Face value ¥2 million)

(3) Issue price

103.0% of face value

(4) Total amount of issued

¥30,900 million

(5) Interest

Nothing

(6) Redemption ways

The Bonds are redeemable at 100% of face value on October 17, 2008 (maturity date).

(7) Redemption date

October 17, 2008

(8) Contents of common stock preemptive right

Please see Section 4. “Our Corporate Stock and Directors”, 1. “Common Stock”, (2) Common stock preemptive right.

(9) Contents of pledge

There are no warranty and pledge.

(10) Purpose of capital

To repay short-term borrowings, to capital expenditure and other working capital.

-

2. Nidec approved the secondary offering of our shares upon exercise of Over-Allotment Option at a meeting of the board of directors held on May 28, 2004 as follows.

a) Number of shares to be issued: 750,000 shares of common stock

b) Issue price: 10,704.70 Japanese yen per share

c) Total amount at issue price: 8,028,525,000 Japanese yen

d) Portion of issue price to be accounted to stated capital: 5,353 Japanese yen per share

e) Total amount at portion of issue price to be accounted to stated capital: 4,014,750,000 Japanese yen

f) Name of company allocating shares and number of shares to be allocated: Mitsubishi Securities Co., Ltd.: 750,000 shares

g) Payment date: July 15, 2004

h) Initial date for dividend accrual: April 1, 2004

i) Use of funds raised: Nidec expects to use for capital expenditure, investment in and financing of affiliated companies, and repay borrowings.

J) Mitsubishi Securities Co. Ltd. may undertake syndicate cover transaction or stabilizing transaction operations for the purpose of returning the all or some of borrowed shares.

  Therefore it will not apply for some or all of the shares issued in the third party capital increase and as a result all or some of the ordinary shares in Nidec bought in these stabilizing transactions may be used to return the borrowed shares, as a result, by forfeiture of rights the number of shares issued in this third party capital increase may decrease to that extent or the issue itself may not take place at all.

3. Nidec Corporation and its five subsidiaries held a meeting of its board of directors on December 8, 2003 and resolved to purchase newly issued shares of common stock in Sankyo Seiki Mfg. Co., Ltd (“Sankyo”).

Number of shares purchased

Nidec:

25,000,000 shares

Nidec’s five subsidiaries:

5,000,000 shares

Purchase price

Nidec:

¥12,825 million

Nidec’s five subsidiaries:

¥2,565 million

As a result of the share purchase, the aggregate number of shares to be held by Nidec Corporation (including 2.85% of the total shares to be held through its subsidiaries) will amount to 50.3% of the total shares.

(1) Purpose of the share purchase

NIdec Corporation has been in capital alliance with Sankyo since October 1, 2003. Nidec Corporation decided to increase its holding in Sankyo in order to further strengthen Sankyo’s equity capital base, thus improving its financial position. Nidec Corporation expects Sankyo to improve its financial conditions inorder to facilitate the creation of synergy which will enhance the overall value of Nidec group.

(2) Description of Sankyo’s business

Development, manufacturing and sales of products relating to small precision motors, optical pickups, magnetic card readers, industrial robots and others.

(3) Recent business results of Sankyo group

Sales

¥105,488 million

Recurring income

(¥4,699) million

Net income

(¥10,368) million

Shareholders’ equity

¥25,778 million

Total assets

¥99,660 million

-	-

(2) Other

Resolution of interim dividend

On October 29, 2004, the board of directors of Nidec Corporation resolved to pay interim dividend.

Dividend amount	¥1,413	million
Dividend per share	¥20.00

Section 6. Filing information

Nidec Corporation filed the following documents with the Kanto Local Finance Bureau between April 1, 2004 and December 22, 2004.

(1) “Yukashoken-hokokusyo (Annual Securities Report)” and its attachments

Accounting period: From April 1, 2003 to March 31, 2004

Filing date: June 24, 2004

(2) Amendment of “Yukashoken-hokokusyo (Annual Securities Report)”

 Amended report of (1)

 Filing date: August 2, 2004

(3) “Jikokabuken kaitsukejokyo-hokokusyo (Report on Treasury Stock)”

(a) Period covered in the report: From March 1, 2004 to March 31, 2004

   Filing date: April 6, 2004

(b) Period covered in the report: From April 1, 2004 to April 30, 2004

   Filing date: May 11, 2004

(c) Period covered in the report: From May 1, 2004 to May 31, 2004

   Filing date: June 4, 2004

(d) Period covered in the report: From June 1, 2004 to June 30, 2004

   Filing date: July 15, 2004

(4) “Yukashoken-todokedesyo (Securities registration statement)” and its attachments

   (Issue of new shares by public offering)

   Filing date: May 28, 2004

(5) “Yukashoken-todokedesyo (Securities registration statement)” and its attachments

   (Issue of new shares by allocation to a third party)

   Filing date: May 28, 2004

(6) Amendment of “Yukashoken-todokedesyo (Securities registration statement)”

   (Issue of new shares by public offering)

 Amended report of (4)

 Filing date: June 9, 2004

(7) Amendment of “Yukashoken-todokedesyo (Securities registration statement)”

   (Issue of new shares by allocation to a third party)

 (a) Amended report of (5)

  Filing date: June 9, 2004

 (b) Amended report of (5) and (7)-(a)

  Filing date: June 24, 2004

 (c) Amended report of (5), (7)-(a) and (7)-(b)

  Filing date: June 29, 2004

Chapter 2 Information on guarantors

None